Form 10KSB, Exhibit 13
period 1996-12-31
LEAK X ENVIRONMENTAL CORPORATION
filed 1997-04-16
CIK 842697

LEAK-X ENVIRONMENTAL CORPORATION
                             FORM 10-KSB


                             EXHIBIT 13.1

                 1996 ANNUAL REPORT TO STOCKHOLDERS



                   LEAK-X ENVIRONMENTAL CORPORATION

                     ANNUAL REPORT TO STOCKHOLDERS

             FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


                                 CONTENTS


To Our Shareholders                                                    Page 1

About the Company                                                      Page 2

Highlights                                                             Page 2

Financial Review:  December 31, 1996                                   Page 3

     Liquidity and Capital Resources                                   Page 3
     Results of Operations 1996 vs. 1995                               Page 4

Independent Auditor's Report                                           Page 6

     Consolidated Balance Sheet - December 31, 1996                    Page 7
     Consolidated Statements of Operations
          Years ended December 31, 1996 and December 31, 1995          Page 8
     Consolidated Statement of Shareholders' Equity
          Years ended December 31, 1996 and December 31, 1995          Page 9
     Consolidated Statements of Cash Flows
          Years ended December 31, 1996 and December 31, 1995          Page 10
     Notes to Consolidated Financial Statements                        Page 12

Principal Market or Markets                                            Page 25

Directors and Executive Officers                                       Page 25


To Our Shareholders:

     The Company is pleased to report that we have weathered a storm that has impacted the environmental industry as a whole over the past twelve months. Over the course of 1996, the environmental industry was severely affected by two factors: a lack of enforcement of environmental regulations in the areas in which the Company provides services and a presidential election year in which no government officials took a stand on the environment. The result of these factors was dramatic, especially with respect to the Company's groundwater remediation services. However, with the presidential elections behind us, a renewed interest in the environment, and enforcement of environmental actions, the Company looks forward to positive changes in the coming year.

     In spite of the negative regulatory and political impact in 1996, the Company's environmental consulting business thrived in 1996 with record sales which helped to offset the downturn in the Company's other businesses. In addition, over the past eighteen months, two new offices were opened in New England and Metropolitan New York City to provide a local base for new business development, as well as to serve existing clients. Net revenues increased 29% to $7,975,249 in the year ended December 31, 1996 (Fiscal 1996) as compared to $6,181,322 in the year ended December 31, 1995 (Fiscal 1995). However, the Company reported a net loss of $799,312 or $0.69 per share in Fiscal 1996 as compared to a net loss of $453,204 or $0.61 per share in Fiscal 1995 primarily as a result of unfavorable margins in the groundwater remediation business.

     Our backlog of orders at December 31, 1996 increased to $6.8 million as compared to $5.1 million at December 31, 1995. The contract for environmental engineering and construction manage-ment services between the Company and NYNEX that was signed in 1993 continues to generate substantial revenues with projects scheduled through 1999. In the period from 1992 through 1996, the contract has resulted in more than $17.2 million in revenues to the Company.

     The outlook for storage tank management services is excellent, with the marketplace growing rapidly as the deadline approaches for final compliance with the federal regulations. These regula-tions require all tank owners to upgrade or replace their tanks to comply with "state-of-the-art" technology by year end 1998. The Company has established itself as a national authority in storage tank engineering, management and remediation. Marketing efforts are targeted toward these areas, as well as the environmental assessment and risk-based corrective action markets.

     The Company continues to seek compatible businesses for both geographic and strategic business area expansion. We thank you, our shareholders, for your continued support as we thank our many loyal employees for their hard work and diligent efforts.

Very truly yours,

/s/ Joyce A. Rizzo
Joyce A. Rizzo
Chief Executive Officer


ABOUT THE COMPANY

     Leak-X Environmental Corporation ("Leak-X" or the "Company") is engaged in two related areas of business within the environmental industry. The Company's environmental consulting business is conducted through Lexicon Environmental Associates, Inc. ("Lexicon"). Lexicon provides environmental engineering, hydrogeological and remedial consulting services, as well as construction management services for storage tank related construction. The Company's groundwater remediation business is conducted through Groundwater Recovery Systems, Inc. ("GRS"). GRS is primarily engaged in the design and manufacture of flexible, module and reusable site specific remediation systems. GRS also offers installation and operation and maintenance services for its systems worldwide. Prior to March 1995, Gaservice Maintenance Corporation ("Gaservice") operated as a general contractor primarily involved in the installation and servicing of petroleum storage and handling equipment. As of March 31, 1995, this area of business was discontinued. Unless otherwise indicated, the discussions of the business and operations of the Company described herein do not reflect the business and operations of Gaservice.

     The Company offers a full spectrum of environmental engineering, hydrogeological (ground water) and remedial services which include: environmental assessments for property transfers; design, installation and operation of ground water remediation systems; and Underground Storage Tank ("UST") testing, assessment, abandonment, remediation and installation. The Company's environmental consulting services are provided primarily in the Northeastern and Mid-Atlantic United States, however, many projects are conducted nationally.

     In addition to engineering and scientific evaluations, the Company's environmental consulting business also provides construction management services to oversee general contractors performing storage tank closures, upgrades, and installations, as well as soil loading and disposal. To conduct geological and hydrogeological assessments, the Company provide field management of drilling contractors. Analytical services are provided through various contract laboratories.

     The Company's groundwater remediation business provides a variety of remediation systems and equipment utilized for abating various types of subsurface contaminants. The Company's systems are currently deployed at airports, utilities, chemical, pharmaceutical and oil company facilities throughout the United States. The Company has also supplied remediation systems and assisted in the deployment of its equipment in several foreign countries.

HIGHLIGHTS

Increase in revenues of 29% over the prior year.

Opening of a metro New York City office enhancing the continued growth and development of the environmental engineering and construction management business areas.


FINANCIAL REVIEW:  DECEMBER 31, 1996

Liquidity and Capital Resources

     The Company experienced a net use of cash from operating activities in the year ended December 31, 1996 ("Fiscal 1996") of $56,403 as compared to $221,777 used by operating activities in the year ended December 31, 1995
( " Fiscal 1995"). The Company incurred a net loss of $799,312 in Fiscal 1996 as compared to a net loss of $453,204 in Fiscal 1995. This was offset, in part, by a decrease in accounts receivable and accounts payable of $979,912 and $358,788, respectively, in Fiscal 1996 as compared to an increase in accounts receivable and accounts payable of $776,284 and $586,667, respectively, in Fiscal 1995. These changes are primarily a result of the decline in sales at the Company's groundwater remediation business.

     Investing activities utilized $96,945 of cash in Fiscal 1996 as compared to utilizing $338,840 of cash in Fiscal 1995. The primary use of cash in Fiscal 1995 was $307,067 for the acquisition of GRS, including a cash payment of $250,000 to the sellers, as compared to $32,730 for acquisition costs paid out in Fiscal 1996. The Company had capital expenditures of $59,004 and $39,009 in Fiscal 1996 and Fiscal 1995, respectively, primarily for computers and field equipment.

     Financing activities utilized $132,976 of cash in Fiscal 1996 as compared to providing $278,894 of cash in Fiscal 1995. In December 1995, the Company commenced a private placement of its Common Stock and Warrants to raise $500,000. As of December 31, 1995, the Company had received $270,000 of the net proceeds of this private placement. The remaining $150,040 was received
in Fiscal 1996.    The net proceeds of this offering totaling $420,040 were
used to fund the acquisition of GRS, as well as ongoing operations. The Company also utilized $228,000 and $55,016 in Fiscal 1996 to pay down its line of credit and long-term debt, respectively as compared to providing $20,000 and utilizing $12,486 from its line of credit and long-term debt, respectively, in Fiscal 1995.

     The Company's working capital decreased to $31,530 at December 31, 1996 as compared to $623,884 at December 31, 1995. This decrease was primarily due to the $799,312 loss incurred by the Company in Fiscal 1996. The Company utilized working capital to manage accounts payable, make required loan payments and to fund ongoing operations.

     Backlog at December 31, 1996 of $6,800,000 was substantially higher than the level at December 31, 1995 of $5,100,000, primarily as a result of the increase in the NYNEX work. The Company has several contracts with NYNEX to provide construction management, engineering, analytical and soil disposal services for NYNEX 's storage tank management program at its New York City, Long Island and New England facilities. A portion of the construction management contract is provided by subcontractors under contract to the Company. The construction management agreements represent $4,300,000 of the December 31, 1996 backlog. Much of the Company's backlog is subject to termination at will and rescheduling without significant penalty. The Company believes that substantially all of the current backlog will be completed during 1997, however, no assurance of this can be given.

     The Company renewed its Credit Agreement with First Union National Bank (the "Bank") on June 27, 1996. The Credit Agreement permits the Company to borrow up to $750,000. Borrowings under the Credit Agreement are limited to 60% of eligible accounts receivable, as defined and bears interest at the prime rate plus three-quarter (3/4) percent. Borrowings under this facility are collateralized by a security interest in substantially all of the assets of the Company, require the Company to meet specified ratios, and, among other things, impose restrictions on the payment of dividends, stock redemptions and the sale of property. As of March 14, 1997, the Company had $428,000 of available borrowings. The Company has received a waiver from the bank with respect to failure to meet some of the terms of the financial covenants of the agreement at December 31, 1996. The Company has renegotiated the covenants for the remainder of the term of the Credit Agreement which expires on July 31, 1997.

     In an effort to improve working capital, George A. Nolan and James G. Warburton, Directors of the Company and Officers of GRS, each waived a total of $8,633 in salary and $2,275 in office expense reimbursement for the year ended December 31, 1996. The Company is currently negotiating salary waivers with Messrs. Nolan and Warburton for Fiscal 1997.

     In order to minimize the effects of the sales downturn at the groundwater remediation business, GRS reduced expenses during Fiscal 1996 by approximately $250,000 per annum primarily through the layoff of employees.

     Management has maintained control of overhead expenses and operating margins. However, there is no assurance that the cost controlling measures will be sufficient to permit the Company to meet its financial obligations while providing capital for ongoing operations.

     The Company deems its present facilities and equipment adequate for its immediate needs and it has no material commitments for capital expenditures. The Company believes its present liquidity and cash flow are adequate for its current needs. There can be no assurance, however, that additional financing, whether from debt or equity, will be available to the Company when needed on commercially reasonable terms, or at all.

     The Company's management believes that inflation has not had a significant impact on its business during the past three years.

     The statements contained herein include forward looking statements that involve a number of risks and uncertainties. In addition to the facts discussed, among the other factors that could cause actual results to differ materially are the following: business conditions and growth in the industry and general economy; competitive factors, such as rival designs and prices; inventory risks due to shifts in market demand; changes in sales mix; and the risk factors listed from time to time in the Company's SEC reports.

Results of Operations 1996 vs. 1995

     Net revenues increased 29% to $7,975,249 in Fiscal 1996 as compared to $6,181,322 in Fiscal 1995. The increase is primarily attributable to approximately $1,235,255 from the Company's environmental consulting business, which achieved its highest sales since its inception. An increase of $635,715 is attributable to the Company's groundwater remediation business which was acquired by the Company in September 1995. Fiscal 1996 includes a whole year of GRS operations as compared to Fiscal 1995 which includes only three months of GRS operations. The Company reported higher costs of revenues as a percentage of revenues of 77.3% for Fiscal 1996 as compared to 74.4% for Fiscal 1995. This increase is primarily due the Company's groundwater remediation business which attained lower margins in Fiscal 1996, as compared to Fiscal 1995, due to a weak market and low sales volume. Excluding the results of the groundwater remediation business, the costs of revenue would have remained virtually unchanged due to a similar mix of business in Fiscal 1996 as compared to Fiscal 1995.

     Selling, general and administrative expenses increased $1,050,413 or 69%, in Fiscal 1996 as compared to Fiscal 1995. The Company's groundwater remediation business accounted for approximately $746,786, or 71%, of the increase since the operations of GRS were only included for three months in Fiscal 1995. Excluding the expenses attributable to the groundwater remediation business, selling, general and administrative expenses would have increased only $276,626, or 23%. This increase included $105,979 in corporate expenses consisting of the addition of employment contracts for two of the Company officers, the amortization of goodwill related to the GRS acquisition and the addition of Directors & Officers insurance in Fiscal 1996. In addition, the Company's environmental consulting business' expenses increased by $170,647 due to the addition of new employees to complete the increased sales, expanded marketing efforts and the investment in new offices located in Portsmouth, NH and Franklin Square, NY.

     Other income increased to $19,830 in Fiscal 1996 from $10,323 in Fiscal 1995 due to higher interest income attributed to a full year of interest earned on cash balances. Interest expense increased to $56,288 in Fiscal 1996 from $29,801 in Fiscal 1995 due to higher debt levels at GRS, as well as interest expense related to the financing of the GRS acquisition.

     Fiscal 1995 includes a loss of $492,610 on the disposal of discontinued operations for additional write-downs of assets. As a result, the Company reported a net loss of $453,204, including discontinued operations in Fiscal 1995, as compared to a net loss of $799,312 in Fiscal 1996 primarily as a result of lower sales and margins in the groundwater remediation business.


                           INDEPENDENT AUDITOR'S REPORT


Shareholders and Directors
Leak-X Environmental Corporation
West Chester, Pennsylvania

     We have audited the accompanying consolidated balance sheet of Leak-X Environmental Corporation and subsidiaries as of December 31, 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for the two years ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Leak-X Environmental Corporation and subsidiaries as of December 31, 1996 and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.


                                            /s/ Mazars and Guerard, LLP
                                                Mazars and Guerard, LLP
                                                Certified Public Accountants
New York, New York
February 28, 1997 and
April 9, 1997 as to Note 5


                          CONSOLIDATED BALANCE SHEET
                LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES
                                DECEMBER 31, 1996

ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                $     156,617
   Accounts receivable, net of allowance for
        doubtful accounts of $35,000                            1,383,857
   Estimated earnings in excess of billings                        20,357
   Inventory                                                      398,848
   Other current assets                                            84,765
   Net assets of discontinued operations                          499,234
               TOTAL CURRENT ASSETS                         $   2,543,678

PROPERTY AND EQUIPMENT
   Leasehold improvements                                   $      44,758
   Machinery and equipment                                        285,206
   Furniture and fixtures                                         127,717
   Less: Accumulated depreciation                                (259,830)
               NET PROPERTY AND EQUIPMENT                   $     197,851

OTHER ASSETS
   Goodwill, net of accumulated amortization of $75,666     $   1,750,325
   Patents and other assets, net of accumulated
        amortization of $2,982                                     20,329
               TOTAL OTHER ASSETS                           $   1,770,654

               TOTAL ASSETS                                 $   4,512,183


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                          $  1,514,446
   Accrued expenses                                               111,386
   Unearned revenue                                               112,272
   Line of credit                                                 222,000
   Current portion of long term debt                               50,337
   Net liabilities of discontinued operations                     501,707
               TOTAL CURRENT LIABILITIES                      $ 2,512,148

LONG TERM DEBT                                                    215,176

STOCKHOLDERS' EQUITY
   Common stock $.001 par value:
   30,000,000 shares authorized,
   1,219,645 issued and outstanding in 1996                         1,220
   Additional paid-in capital                                   8,308,015
   Deficit                                                     (6,524,376)
                  TOTAL STOCKHOLDERS' EQUITY                    1,784,859

               TOTAL LIABILITIES AND
                       STOCKHOLDERS' EQUITY                  $  4,512,183

               See notes to consolidated financial statements

                   CONSOLIDATED STATEMENTS OF OPERATIONS
               LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                Year Ended December 31,
                                                 1996            1995
Revenues:
   Service                                       $6,266,768      $5,031,513
   Product                                        1,708,481       1,149,809
                                                  7,975,249       6,181,322
Cost of Revenues:
   Service                                        4,713,292       3,825,235
   Product                                        1,448,213         772,885
                                                  6,161,505       4,598,120

Selling, general and
   administrative expenses                        2,575,760       1,525,347

Operating income/(loss)                            (762,016)         57,855

Other inome                                         (19,830)        (10,323)
Interest expense                                     56,288          29,801
Income/(loss) from continuing operations
   before income taxes                             (798,474)         38,377

Income tax expense(credit)                              838          (1,029)

Income/(loss) from continuing operations           (799,312)         39,406

Discontinued Operation (Note 3)
   Loss on discontinued operations
    (less applicable income
   taxes of $0 and $0, respectively)                --------        --------
   Loss on disposal of discontinued ops             --------       (492,610)

Net loss                                          ($799,312)      ($453,204)


Weighted average common
   shares outstanding                             1,162,221         737,917

Income/(loss) per common share
   Continuing operations                            ($0.69)          $0.05
   Discontinued operation                            $0.00           $0.00
   Disposal of discontinued operations               $0.00          ($0.67)

   Net loss per share                               ($0.69)         ($0.61)

                 See notes to consolidated financial statements



                   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                                             Additional  Retained
                                  Common Stock            Preferred Stock        Paid in   Earnings
                                 Shares      Amount      Shares      Amount     Capital   (Deficit)
December 31, 1994                 670,473      671   1,688,888   1,900,000  4,401,888   (5,271,860)

Valuation of Stock Options                                                     31,250

Exercise of Stock Options          10,615       11                              1,369

Acquisition Of GRS (Note 2)       230,769      231                          1,499,770

Issuance of Stock (Note 5)        192,308      192                            433,515

Net Loss                           ----       ----      ----       ----        ----       (453,204)

December 31, 1995               1,104,165    1,105   1,688,888   1,900,000  6,367,792   (5,725,064)

Valuation of Stock Options                                                     54,000

Conversion of Preferred Stock     115,480      115  (1,688,888) (1,900,000) 1,896,412

Issuance of Stock (Note 5)                                                    (10,189)

Net Loss                            ----      ----      ----        ----        ----      (799,312)

December 31, 1996               1,219,645    1,220           0           0   8,308,015  (6,524,376)


                        See notes to consolidated financial statements


                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                               LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                    Year Ended December 31,
                                                        1996            1995
CASH FLOW FROM
     OPERATING ACTIVITIES:
  Net loss                                            ($799,312)       (453,204)
   Adjustments to reconcile net loss to
      net cash used by operating activities:
         Depreciation                                    72,629         36,817
         Goodwill amortization                           60,041         15,625
         Unrealized loss on disposal  of
            discontinued operations                      -----         165,823
         Valuation of stock options                      54,000         31,250
        Gain on sale of asset                            -----          (4,647)
   (Increase) decrease in accounts receivable           979,912       (776,284)
   (Increase) decrease in costs and estimated
     earnings in excess of billings                      53,686        (74,043)
   Increase in inventories                              (36,066)        (7,068)
   (Increase) decrease in other current assets           16,684        (18,405)
   Increase (decrease) in
     accounts payable                                  (358,788)       586,667
   Increase (decrease) in billings in excess of cost    (71,052)       168,206
   Decrease in accrued
     expenses and other liabilities                     (25,398)       (42,738)
   (Increase)/decrease in net assets of
      discontinued operations                            (2,744)       150,224

NET CASH USED BY OPERATIONS                             (56,408)      (221,777)

CASH FLOWS FROM INVESTING ACTIVITIES
   Sale of asset                                         -----           9,809
   Capital expenditures                                 (59,004)       (39,009)
   Merger with GRS (Note 2)                             (32,730)      (307,067)
   Increase in other assets, net                         (5,211)        (2,573)

NET CASH USED BY INVESTING ACTIVITIES                   (96,945)      (338,840)

CASH FLOWS FROM FINANCING ACTIVITIES:
   (Payments)/borrowings on line of credit             (228,000)        20,000
   Payments on long-term debt                           (55,016)       (12,486)
   Issuance of common stock, net of expenses            150,040        270,000
   Exercise of stock options                             -----           1,380

NET CASH (USED)/PROVIDED BY
   FINANCING ACTIVITIES                                (132,976)       278,894

NET DECREASE IN CASH                                   (286,329)      (281,723)

CASH, beginning of the year                             442,946        724,669

CASH, end of the year                                   156,617        442,946


SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
      Interest                                           58,494         21,952
      Taxes                                                 838         26,971

Merger with Groundwater Recovery Systems, Inc.
(Note 2)
     Non cash assets (liabilities)
       Accounts receivable, net                          -----         847,145
   Inventory                                             -----         355,714
   Other current assets                                  -----          53,554
   Property, plant & equipment                           -----          99,862
   Other assets                                          -----           6,030
   Accounts payable, accrued expenses and
        other current liabilities                        -----        (585,485)
   Line of credit                                        -----        (430,000)
   Current portion of long-term debt                     -----         (56,382)
   Long-term debt                                        -----        (114,862)
   Net worth                                             -----        (191,526)

   Net cash acquired through acquisition                 -----         (15,950)

                      See notes to consolidated financial statements


                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES
                            Two Years Ended December 31, 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

     Leak-X Environmental Corporation ("Leak-X" or the "Company") is engaged in two related areas of business within the environmental industry. The Company's environmental consulting business is conducted through Lexicon Environmental Associates, Inc. ("Lexicon"). Lexicon provides environmental engineering, hydrogeological and remedial consulting services, as well as construction management services for storage tank related construction. The Company's groundwater remediation business is conducted through Groundwater Recovery Systems, Inc. ("GRS"). GRS is primarily engaged in the design and manufacture of flexible, module and reusable site specific remediation systems. GRS also offers installation and operation and maintenance services for its systems worldwide. Prior to March 1995, Gaservice Maintenance Corporation ("Gaservice"), operated as a general contractor primarily involved in the installation and servicing of petroleum storage and handling equipment. As of March 31, 1995, this area of business was discontinued. Unless otherwise indicated, the discussions of the business and operations of the Company described herein refer to Lexicon and GRS, but do not reflect the business and operations of Gaservice.

     The Company operates primarily in the Northeastern United States in the single industry which offers customers solutions that incorporate environmental consulting and installation and remedial work for underground storage tanks. In this industry, the Company has had three classes of products: (1) environmental services, (2) equipment manufacturer and (3) UST contractor (discontinued).

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany items and transactions have been eliminated in consolidation.

Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

     The Company's raw materials are valued at the lower of cost (moving average method) or market. The remainder of the work in process is valued at the pro rata billing value of work completed.

Property, Plant and Equipment

     Property, plant and equipment are carried at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets (ranging from 5 to 10 years, and for leasehold improvements, the shorter of the term of the lease or the life of the asset).

Goodwill

     Goodwill resulting from the acquisition of GRS represents the excess of the purchase price plus acquisition costs over net assets acquired. Goodwill is being amortized on a straight line basis over 30 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through projected undiscounted future cash flows of the acquired companies.

Patents

     The Company capitalizes costs associated with products under development to be patented. The capitalized costs associated with each patent is amortized utilizing the straight-line method over the statutory period covered by the patents.

Revenue Recognition

     Service revenues are recognized as the services are performed. Such revenues also include the cost of services subcontracted to third parties. Product revenues are recognized on the basis of production activity at pro rata billing value of work completed.

Earnings Per Share

     Per share data is based upon the weighted average number of shares outstanding. Common stock equivalents have not been included in the computations as they would be anti-dilutive.

Reverse Stock Split

     The Company approved an amendment to effect a one-for-thirteen reverse stock split of all the outstanding shares of the Company's Common Stock on December 30, 1996. The effective date of such split was January 31, 1997. The financial statements have been adjusted retroactively to account for such split.

Stock Based Compensation

     The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." In accordance with Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation," the Company intends to adopt the pro forma disclosure requirements of Statement No. 123 in Fiscal 1997. If the accounting provision of the new Statement had been adopted as of the beginning of Fiscal 1995, the effects on 1995 and 1996 net losses would have been immaterial.

Impairment of Long-Lived Assets

     The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of" as of January 1, 1996. Such adoption had no material effect on the financial position of the Company.

NOTE 2 - MERGER WITH GROUNDWATER RECOVERY SYSTEMS, INC.

     On September 29, 1995, the Company entered into an Agreement and Plan of Merger ("the Agreement") with GRS Acquisition Corp., a wholly-owned subsidiary of the Company ("New GRS"), Groundwater Recovery Systems, Inc. ("GRS") and George A. Nolan and James G. Warburton, the sole stockholders of GRS (the "Sellers"). Contemporaneously with the execution of the Agreement, GRS was merged into New GRS (the "Merger"), thereby becoming a wholly-owned subsidiary of the Company. New GRS subsequently changed its name to GRS. In connection with the Merger, the Company provided the following consideration to the Sellers: (a) $250,000 in cash; (b) one year promissory notes (the "Promissory Notes") in the aggregate amount of $250,000 bearing interest at the rate of ten percent (10%) per annum; and c) 230,769 shares of the Company's Common Stock. Payment of the Promissory Notes is guaranteed by the
Company.    The principal amount of the Promissory Notes was subsequently adjusted when it was determined upon audit, in accordance with Generally Accepted Accounting Principles, that the net worth of GRS did not meet certain predetermined criterion. The Note is currently valued at $161,770 (see Note 6). Consequently, such purchase price reduction of $88,230 resulted in a reduction in goodwill for the same amount.

     The Company financed the cash paid in connection with the Merger by borrowing under its Revolving Credit Agreement (the "Credit Agreement") with First Union National Bank (See Note 5). The Credit Agreement permits the Company to borrow up to $750,000. However, the Company was required to repay the $250,000 used in the Merger by December 15, 1995 under the Credit Agreement.

     In Fiscal 1995, the net cash paid for this transaction was as follows:

          Cash paid to sellers               ($250,000)
          Acquisition costs                  (  95,151)
          Acquisition payables                  22,134
          Cash acquired                         15,950
          Net cash paid in Fiscal 1995       ($307,067)

     The unaudited consolidated results of operations of the Company, on a pro forma basis, as though the GRS acquisition had been consummated as of the beginning of the respective period are as follows:

                                                       Year Ended
                                                   December 31, 1995
Revenues                                                 $9,395,497
Operating Income                                             34,935
Net loss from continuing operations                         (26,701)
Net loss per share                                            $0.00

NOTE 3 - DISCONTINUED OPERATIONS

     The Company discontinued the operations of its Gaservice subsidiary as of March 31, 1995. The Company has liquidated all assets of Gaservice, except for several outstanding receivables (See Note 11 - Litigation) . Fiscal 1995 discontinued operations resulted in additional losses due to further write-downs of assets.

     Net assets of discontinued operations consist of accounts receivable of $499,234. Net liabilities of discontinued operations include accounts payable of $346,314 and accrued liabilities of $155,393.

NOTE 4 - INVENTORY

     Inventory consists of the following:     December 31,
                                                     1996
               Raw Materials                   $178,057
               Work-in-process                  220,791
                                               $398,848

NOTE 5 - LINE OF CREDIT

     The Company renewed its Credit Agreement with First Union National Bank (the "Bank") on June 27, 1996. The Credit Agreement permits the Company to borrow up to $750,000. Borrowings under the Credit Agreement are limited to 60% of eligible accounts receivable, as defined and bears interest at the prime rate plus three-quarter (3/4) percent. The eligible accounts receivable as defined by the terms of the Credit Agreement were $1,427,172 at December 31, 1996. The calculated borrowing base of 60% of eligible accounts recievable was $809,874, for which the Company has utilized $222,000 of this eligible borrowing base as of December 31, 1996. Borrowings under this facility are also collateralized by a security interest in substantially all of the assets of the Company, require the Company to meet specified ratios, and, among other things, impose restrictions on the payment of dividends, stock redemptions and the sale of property.

     On April 9, 1997, the Company received a waiver from the Bank with respect to failure to meet some of the terms of the financial covenants of the Credit Agreement at December 31, 1996. In April 1997, the Company renegotiated new covenants with the Bank under the Credit Agreement for the remainder of the term which expires on July 31, 1997.

NOTE 6 - LONG-TERM DEBT

     Long-term debt consist of the following:

                                                            December 31,
                                                                1996
          Notes Payable to Directors, interest at 10%,
          maturing in March 1998, with quarterly interest
          payments of $4,044                                      $161,770

          Note payable to a bank, secured by inventory,
          accounts receivable, interest at 7.25%, maturing in
          December 1998, with monthly payments of $4,352            97,420

          Term note on equipment, secured by the equipment,
          interest at 8%, maturating in 1998, with monthly
          payments of $324                                           6,323
                                                                 $ 265,513
          Less: Current Portion                                (    50,337)
                                                                 $ 215,176
     Long-term debt will mature as follows:

                    1997                                            50,337
                    1998                                           215,176
                                                                  $265,513

     On September 29,1996, the Company converted two Notes Payable to
Directors (the "Old Notes") in the aggregate of $161,770 into long-term debt (the "New Notes"). The only changes in the terms of the New Notes as compared to the terms of the Old Notes are: extension of the maturity to March 31, 1998; addition of the requirement of quarterly interest payments commencing December 31, 1996 (at the same interest rate of ten percent (10%) per annum provided in the Old Notes); and subordination of the New Notes, as to principal, to the Revolving Credit Agreement with the Bank (see Note 5).

NOTE 7-STOCKHOLDER'S EQUITY

     At December 31, 1996, the Company had Common Stock Purchase Warrants outstanding for an aggregate of 2,668,000 Common Shares exercisable at $1.25 per share. Due to transactions that have occurred since the original issuance date of the Warrants, the exercise price has been recalculated to $0.84 to purchase 1.49 shares of Common Stock to account for anti-dilution effects. The number of outstanding warrants did not change as a result of the reverse stock split. However, the new exercise price is $10.92 to purchase
0.11 share of Common Stock.  These Warrants expire on December 31, 1997.
The Company was notified by Nasdaq that the Company's Warrants (LEAKW) were delisted from the Nasdaq SmallCap Market, effective with the close of business on November 6, 1996, due to the Nasdaq requirement to maintain a minimum of two active market makers in the Company's warrants.

    During 1992 and 1993, $1,900,000 due to two principal shareholders was converted into 1,688,888 shares of Series A Convertible Preferred Stock. On July 1, 1996, the Company entered into an agreement with John S. Gelles and William H. Gelles, Jr., Officers and Directors of the Company, to convert their 1,688,888 shares of Preferred Stock into 115,478 shares of Common Stock in exchange for certain registration rights. In accordance with the agreement, John and William Gelles irrevocably waived any and all rights to dividends to which they may have been entitled in accordance with the terms of the Preferred Stock.

     The Company issued 230,768 shares of Common Stock for the acquisition of GRS which occurred in September 1995 (See Note 2).

     In February 1996, the Company issued 192,308 shares of Common Stock and 1,250,000 Warrants to purchase 96,153 shares Common Stock at a price of $5.20 per share for a period of five years with respect to the private placement of its Common Stock commenced in December 1995.

     The Company issued 200,000 Warrants to purchase 15,384 shares of Common Stock at a price of $5.28 per share for a period of five years to an outside consultant as compensation for assisting in the completion of the private placement of the Company's Common Stock and Warrants.

Stock Option Plan

     The Company's 1988 Stock Option Plan was adopted by the Board of Directors and approved by the shareholders in October, 1988. A total of 52,885 common shares are reserved for issuance under the Plan. The Plan provides for the Board, or a committee thereof, to grant either Incentive Stock Options ("ISO's"), Non-Qualified Stock Options ("NQSO's") and/or Stock Appreciation Rights (SAR's) (collectively referred to as the "Options") to qualified employees (including officers, directors and advisors) of the Company.

     The Board of Directors or its Committee will determine the time periods during which options granted under the Plan may be exercised, although in no event shall any option granted under the Plan have an expiration date later than ten (10) years from the date of its grant. ISO's granted to ten (10%) percent shareholders may not have a term of more than five (5) years.

     The option price is determined by the Board of Directors or its Committee but, in the grant of an ISO, in no event may the option price be less than the fair market value. Shareholders of the Company which own (directly or through attribution) more than 10% of the total voting power of all classes of capital stock, are subject to the additional restriction that the option price must be equal to at least one hundred ten (110%) percent of the fair market value of the Company's common stock on the date of grant.
The Plan (but not options previously granted under the Plan) shall terminate in October 1998 or sooner, if the Board of Directors of the Company should so deem.

     On May 22, 1992, the Stockholders approved the adoption of the 1992 Stock Option Plan. A total of 57,692 shares of Common Stock are reserved for issuance under the 1992 Plan. The terms of the 1992 Plan are similar to those of the 1988 Plan.

     On July 12, 1995, the Stockholders approved the adoption of the 1995 Stock Option Plan. A total of 57,692 shares of Common Stock are reserved for issuance under the 1995 Plan. The terms of the 1995 Plan are similar to those of the 1988 Plan.

     On September 20, 1996, the Stockholders approved the adoption of the 1996 Stock Option Plan. A total of 57,692 shares of Common Stock are reserved for issuance under the 1996 Plan. The terms of the 1996 Plan are similar to those of all the other Plans.

Summary of 1988, 1992, 1995  and 1996 Stock Option Plans

                                   Options                Options Outstanding
                                  Available     Number        Price
                                  For grant     Of Shares     Per Share

Outstanding at December 31, 1994    5,364      70,463      $18.6875 - $35.75

Canceled                           77,384     (77,384)     $35.75  - $4.6722
Granted                           (75,269)     75,269      $26.00  - $3.90
Exercised                          ------      ------
1995 Plan                          57,692

Outstanding at December 31, 1995   65,171       68,348

1996 Plan                          57,692       ------
Granted                           (32,306)      32,306     $3.25 - $2.4375
Expired                             1,923    (   1,923)    $26.00

Outstanding at December 31, 1996   92,480       98,731     $3.90 - $2.4375

     At the beginning of Fiscal 1995, the Company had 70,463 incentive stock options out-standing. During 1995, 3,077 options expired and 8,654 options issued to terminated employees were canceled. In addition, the Company canceled 65,653 options with exercise prices ranging from $35.75 to $18.6875, including 31,923 options granted to Joyce A. Rizzo. A total of 66,423 options were regranted at $3.90 per share to eight employees, including 31,923 options to Joyce A. Rizzo.

     In July 1996, a total of 30,768 options were granted at $3.445 per share to John Gelles and William Gelles in consideration of conversion of their preferred stock to common stock.

     In February 1997, a total of 32,000 options were granted at $1.63 per share to eight employees, including 10,000 options to Joyce A. Rizzo based upon the performance of the Lexicon subsidiary.

     In 1990, 19,230 non-qualified stock options were granted to an ex-officer with a five year vesting period. These options were valued at $243,750 and were being expensed over the vesting term at $48,750 per annum.
In 1992, these options were canceled and 38,461 new non-qualified stock options were issued at a higher exercise price than the original stock options canceled. The remaining unamortized balance of $179,000 has been amortized as of December 31, 1996.

NOTE 8 - INCOME TAXES
     The Company accounts for income taxes according to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which will be in effect when these differences reverse.

     The net operating loss carry forwards are subject to limitation in any given year in the event of certain events, including significant changes in ownership. The Company has not given recognition to these tax benefits in the accompanying financial statements. At December 31, 1996, the Company had available net operating loss carry forwards of approximately $5,000,000 expiring throughout 2016, and research and development credits of approximately $26,000. The net operating loss carry forwards result in an estimated $1,625,000 deferred tax assets which the Company has taken a valuation reserve against for the same amount due to the lack of established taxable income.

NOTE 9 - RELATED PARTY TRANSACTIONS

     During fiscal 1996 and 1995, GRS had revenues of approximately $60,092 and $1,883, respectively, from one entity that is primarily owned by the President of GRS. In Fiscal 1996, GRS also had purchases of $9,583 from the same entity. As of December 31, 1996 and 1995, GRS had accounts receivable from this related entity of $50,612 and 11,105, respectively.

NOTE 10 - OTHER INFORMATION

     The Company has a profit-sharing plan (the "Profit-Sharing Plan") pursuant to Section 401(k) of the Internal Revenue Code. Eligible employees may defer a portion of their total compensation through contributions to the Plan. The Company matches 25% of the first 4% of employee contributions, subject to certain limitations. The Company's contributions under the Profit-Sharing Plan for the year ended December 31, 1996 and 1995 were $15,418 and $7,136, respectively.

     At the 1995 Annual Meeting of Stockholders, the Company received approval of the Company's Employee Stock Option Plan (the "Purchase Plan").
The purpose of the Purchase Plan is to provide all the employees of the Company and its subsidiaries with a convenient way to become shareholders of the Company. The Purchase Plan can be continued from year to year, but may be modified or discontinued by the Company, at any time. The Company has not yet implemented the Purchase Plan.

Customer Concentration

     Major customers of the environmental services segment, and the total amount of sales and the percent of total sales are as follows (dollars in thousands):

                                           1996       1995
     Number of major customers              1           1

     Aggregate sales to major customers     $5,520     $3,863

     Percent of total revenues
       to major customers                   69%         63%

Segment Information

     The following table sets forth, for each of, and as of, the last two years, information concerning the Company's industry segments (dollars in thousands):

     Sales                                1996         1995
     Environmental services             $ 6,267     $ 5,031
     Equipment manufacturer               1,802       1,167
     UST contractor                        ----         351
     Corporate and eliminations       (      94)     (   17)
                                        $ 7,975     $ 6,532

     Operating Profit (Loss)
     Environmental services            $    342     $   243
     Equipment manufacturer            (    724)         62
     Corporate and eliminations        (    353)    (   247)
                                       ($   735)    $    58

     Identifiable Assets
     Environmental services             $ 1,511     $ 2,182
     Equipment manufacturer                 747       1,384
     Corporate and Disc Ops               2,254       2,558
                                       $  4,512     $ 6,124

     Depreciation Expense
     Environmental services            $     39      $   28
     Equipment manufacturer                  34           4
     Corporate and Disc Ops               ---             4
                                       $     73      $   36

     Capital Expenditures
     Environmental services            $     34       $  37
     Equipment manufacturer                  25           2
                                       $     59       $  39


NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating Leases

     The Company leases equipment and office space under various operating leases expiring through 2001. Future minimum lease payments are as follows:

               1997                    $ 194,185
               1998                    $ 100,234
               1999                    $  30,942
               2000                    $  21,759
               2001                    $  22,412

     Rent expense amounted to approximately $166,976 in 1996 and $184,139 in 1995.

Litigation

     A legal proceeding was settled in February 1997 for a total of $400,000. The Company's contribution of $162,500, which was within the limits of the coverage, was paid by the Company's insurance carrier.
The settlement was made with respect to the proceeding captioned James Fenley and Sandra Fenley, Plaintiffs against New York Telephone Company, Lexicon Environmental of Pennsylvania and Mid Island Masonry Corp., Defendants, which was commenced in February 1994 in the Supreme Court of the State of New York, County of New York.

     Pursuant to a third party complaint served on Gaservice in May 1995, Exxon Corporation brought Gaservice into an action captioned Conor Donellon, Plaintiff against Exxon Corporation, defendant, Supreme Court of New York, County of Kings. The plaintiff in this action seeks $20 million in damages for injuries allegedly sustained as a result of falling while working as an employee of the Company at an Exxon service station under construction in October 1994. Responsibility for the defense of this lawsuit has been assumed by the Company's insurance carrier.

     A legal proceeding captioned Steve Simon, Plaintiff against Cord Meyer Development Co., Exxon Company, USA and Gaservice Maintenance Corporation, Defendants, Supreme Court of the State of New York, County of Queens was commenced in April 1995. The Plaintiff in this action seeks $2 million in damages for injuries allegedly sustained when he tripped and fell on a metal plate while walking on a sidewalk area of an Exxon service station under construction in February 1995. Responsibility for the defense of this lawsuit has been assumed by the Company's insurance carrier.

     A civil action captioned Westland Properties, Inc.; Westland Garden
State Plaza Limited, Partnership; and Westfield Corporation, Inc. Vs. Exxon Company, USA; OXYUSA, Inc.; Richard Bertola; Carol Bertola; Lawrence Bertola; Gaservice Corporation; Gaservice Maintenance Corporation; Gaservice Acquisition Corporation; and John Does 1-70; and ABC Corporations 1-70, Superior Court of new Jersey, Law Division - Bergen Count was filed on June 12, 1995. The plaintiffs in this action claim that a release of hazardous substances occurred on their property and that it was allegedly caused by the defendants. The amount of alleged damages is undetermined. Responsibility for the defense of this lawsuit has been assumed by the Company's previous insurance carrier.

     A lawsuit captioned Exxon Corporation, Plaintiff against Gaservice Maintenance Corporation and Leak-X Environmental Corporation, Defendants, Supreme Court of the State of New York, County of Kings, was commenced in October 1995. The plaintiff in this action seeks $135,000 in damages allegedly sustained as a result of breach of contract by Gaservice. The Company believes these allegations are without foundation and is vigorously defending itself against such claims. Another lawsuit captioned Exxon Corporation, Plaintiff against Gaservice Maintenance Corporation and Leak-X Environmental Corporation, Defendants, Supreme Court of the State of New
York, County of Queens, was commenced in October 1995. The plaintiff in this action seeks $104,500 in damages allegedly sustained as a result of breach of contract by Gaservice, as well as alleged negligence in retrofitting of tanks which resulted in the escape of vapors. The Company believes these allegations are without foundation and is vigorously defending itself against such claims. The Company's insurance carrier has indicated that the allegations contained in the Queens case regarding alleged vapors falls within the terms and conditions of the Company's general liability policy. The Company has filed counterclaims aggregating approximately $450,000 which allege that (a) Exxon interfered with Gaservice's completion of all the contracts; and (b) Exxon failed to pay for the actual work completed by Gaservice. Certain subcontractors on the projects have been joined into the actions or have filed separate claims because Exxon also failed to provide payments which would enable the subcontractors to be paid by Gaservice.

     A legal proceeding captioned Christine Bruno and Riccardo Bruno, Plaintiff against Lexicon Environmental Associates, Inc. and Y.R.I. Environmental, a Subdivision of Yellowstone, Inc., Defendant, Supreme Court of the State of New York, County of Suffolk was commenced in May 1996. The plaintiff in this action seeks $1.25 million in damages for injuries allegedly sustained as a result of the inhalation of noxious fumes which resulted from work being performed by the Defendant. Responsibility for the defense of this lawsuit has been assumed by the Company's insurance carrier.

     Pursuant to two third party complaints served on Gaservice Maintenance Corporation ("Gaservice"), a wholly-owned subsidiary of the Company, in August 1996, Exxon Corporation and Gordon Supply Company brought Gaservice into an action captioned Martino Ricciardi and Mary Ricciardi, Plaintiffs against Gordon's Supply Company, Inc., Cord Meyer Development Company and Exxon Corporation, Defendants, Supreme Court of the State of New York, County of Queens. The plaintiff in this action seeks $2.1 million in damages for injuries allegedly sustained as a result of materials falling on him while working on an Exxon construction site as an employee of Gaservice. Responsibility for the defense of this lawsuit has been assumed by the Company's insurance carrier.

     A legal proceeding captioned Douglas B. Tom and Joane Tom, Plaintiffs against New York Telephone Company, Inc., Lexicon Environmental Associates,
Inc. and Cranes, Inc., Defendants, was commenced in December 1996 in the Supreme Court of the State of New York, County of Nassau. The lawsuit alleged personal injuries suffered by the Plaintiff while in the employ of a general contractor which was providing services to NYNEX. The Company is the construction manager with respect to the project. The Plaintiff and his wife are seeking damages of $10.5 million in damages. This matter is being handled by the Company's insurance carrier. The Company believes that the allegations contained in the complaint are erroneous and it has meritorious defenses to the claims and intends, through its insurance carrier, to vigorously oppose the allegations. There can be no assurance, however, that the outcome of this action will be favorable to the Company, and an unfavorable outcome could have a material adverse effect upon the Company's overall business and financial condition.

Employment Agreements

     In March 1995, the Company entered into an agreement with Messrs. John
S. Gelles and William H. Gelles, Jr. which provided that each of such persons would receive the following through December 31, 1995 for their services to the Company: base salary of $6,500 per month; reimbursement of reasonable business-related expenses including operation of company automobiles; the option to purchase a Company vehicle at fair market value at December 31, 1995; and medical insurance equivalent to preexisting coverage.

     The Company entered into a five-year employment contract with Joyce A. Rizzo on March 31, 1995 to serve as Chief Executive Officer of the Company and President of Lexicon. Under the agreement, Ms. Rizzo's annual salary was $150,000 until December 31, 1996 and she is entitled to receive minimum annual increases in base salary of three percent (3%) over the preceding year's salary and maximum increases of ten percent (10%) depending on whether the Company attains certain pre-tax income levels. Effective January 1, 1997, Ms. Rizzo's annual salary was increased to $154,500. Under the agreement, Ms. Rizzo is entitled to receive incentive stock options if the Company attains pre-tax income goals, as established by the Board of Directors. Under this contract, Ms. Rizzo received 31,923 stock options at $3.90 in December 1995(former options totaling 31,923 were canceled on December 18, 1995) and 10,000 stock options at $1.63 in February 1997. The Company has agreed to provide Ms. Rizzo with an automobile allowance or in lieu thereof, will pay her an equal monthly cash stipend. If Ms. Rizzo's employment is terminated without cause, the agreement provides that she will be entitled to receive her then current compensation for the lesser of two years or the remainder of the term. The agreement provides that Ms. Rizzo will not compete with the Company during the term of the agreement, nor for a period of two years thereafter. The agreement also provides that if Ms. Rizzo, as both a director and shareholder of the Company, opposes a "change of control" (as defined below) of the Company and such change of control shall occur at any time during full-time employment, Ms. Rizzo shall within six months of such change of control be entitled to terminate her employment agreement and the Company shall promptly pay either 2.9 times her then current compensation, if a majority of the Company's Board opposed the change of control, or 2.5 times the then current compensation if a majority of the Board voted in favor of the change of control. The agreement defines a "change of control" to occur when any person, corporation, partnership, association or entity, directly or indirectly (through a subsidiary or otherwise), (I) acquires or is granted the right to acquire, directly through a merger or similar transaction, a majority of the Company's outstanding voting securities, or (ii) acquires all or substantially all of the Company's assets.

     On September 29, 1995, the Company entered into five year employment agreements with George A. Nolan to serve as President and James G. Warburton to serve as Vice President of GRS each at an annual salary of $148,000. Such salary is subject to automatic annual increases commencing January 1, 1997 of between three percent (3%) and ten (10%) dependent upon achievement of net income targets to be established. Under the agreement, each is entitled to receive incentive stock options if the Company attains pretax income goals, as established by the Board of Directors. The Company has agreed to provide an automobile allowance or in lieu thereof, will pay an equal monthly cash stipend and will provide other fringe benefits that the Company makes available to its executives. If employment is terminated without cause, the agreement provides that the then current compensation will be paid for the lessor of two years or the remainder of the term. The agreement provides for no competition with the Company during the term of the agreement nor for a period of two years thereafter. For the year ended December 31, 1996, George
A. Nolan and James G. Warburton each waived a total of $8,633 in salary and $2,275 of home office allowance to which they were entitled to under these agreements.

     On July 1, 1996, the Company entered into thirty-month employment agreements with John S. Gelles and William H. Gelles, Jr. to serve as employees of the Company, each at an monthly salary of $6,250 through December 31, 1996 and $4,167 thereafter. The Company also granted 200,000 incentive stock options each to John and William Gelles pursuant to the Company's 1995 Stock Option Plan to purchase 15,384 shares of Common Stock at an exercise price of $3.445.

NOTE 12 - SUBSEQUENT EVENTS

     In January 1997, the Company entered into an agreement with its investment banker ("Investment Banker") for certain consulting advice, including, but not limited to evaluating potential merger and acquisition candidates. If a merger or acquisition candidate is located by the Investment Banker, additional fees based on a pre-determined formula would be due upon consummation of such merger. Pursuant to the terms of the agreement, the Investment Banker is to receive $5,000 per month plus reasonable expenses during the term plus warrants to purchase 30,500 shares of the Company's common stock at $1.63 per share expiring on December 31, 2001. The agreement is for a term of 12 months automatically renewable for four 12-month periods, unless terminated by either party upon 30 days notice.

     In January 1997, the Company entered into a consulting agreement with Dictor Capital Corporation ("DCC") to render consulting services in an effort to acquire and effect the purchase or merger of one or more companies. The term of the agreement is up to twelve months. The retainer fee for this agreement included an initial fee of $3,500 and $500 per month thereafter.
If DCC is successful in identifying a target company for acquisition or merger, additional fees would be due based on a pre-determined formula.

PRINCIPAL MARKET OR MARKETS

     The Company's Common Stock is traded in the over-the-counter market and is quoted through The NASDAQ SmallCap Stock Market, Inc. under the symbol, LEAK. The Company's Warrants are traded in the OTC Bulletin Board under the symbol, LEAKW.

     The following table sets forth the quarterly range of actual high and low closing bid prices of the Company's Common Stock for the two years indicated, as reported by NASDAQ inter-dealer quotations, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. This table represents post 1:13 reverse stock split prices:

                         High      Low                          High    Low
Period                    Bid      Bid    Period                Bid     Bid
1995 First Quarter     $29.25     $8.13   1996 First Quarter   $4.88     $1.22
1995 Second Quarter    $12.19     $4.06   1996 Second Quarter  $4.48     $2.44
1995 Third Quarter     $ 7.31     $4.87   1996 Third Quarter   $3.66     $1.63
1995 Fourth Quarter    $ 8.94     $3.66   1996 Fourth Quarter  $3.55     $1.22

     The dividend policy of the Company is to retain earnings, if any, to finance operations and to expand the Company's business. Accordingly, it is anticipated that cash dividends will not be paid in the foreseeable future. As of April 11, 1997, there were 162 holders of record of the Company's Common Stock and approximately 2,200 beneficial owners of its Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

     John S. Gelles          Chairman of the Board of Directors
     Joyce A. Rizzo          Chief Executive Officer and Director of the
                             Company and President of Lexicon Environmental
                             Associates, Inc.
     William H. Gelles, Jr.  President, Treasurer and Director
     George A. Nolan         Director of the Company and President of
                             Groundwater Recovery Systems, Inc.
     James G. Warburton      Director of the Company and Vice President of
                             Groundwater Recovery Systems, Inc.
     Robert D. Goldman       Secretary and Director of the Company and Vice
                             President of Lexicon Environmental Associates, Inc.
     Eileen E. Bartoli       Chief Financial Officer

GENERAL COUNSEL

     Snow Becker Krauss P.C., 605 Third Avenue, New York, NY 10158

AUDITOR

     Mazars and Guerard LLP, 52 Vanderbilt Avenue, New York, NY 10017

TRANSFER AGENT/REGISTRAR

   American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005