Form 10KSB, Exhibit 13
period 1997-12-31
LEAK X ENVIRONMENTAL CORPORATION
filed 1998-03-31
CIK 842697

LEAK-X ENVIRONMENTAL CORPORATION
FORM 10-KSB

EXHIBIT 13.1

                       1997 ANNUAL REPORT TO STOCKHOLDERS

                       LEAK-X ENVIRONMENTAL CORPORATION

                        ANNUAL REPORT TO STOCKHOLDERS

                     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


To Our Stockholders:

     The Company is pleased to report that we were successful in achieving our goals for both increased revenues and improved performance for the year ended December 31, 1997 (Fiscal 1997). Net revenues increased 27% to $10,094,456 in Fiscal 1997 as compared to $7,975,249 in the year ended December 31, 1996 (Fiscal 1996). Excluding a one-time write-off of $1,750,325 in the goodwill associated with the Groundwater Recovery Systems, Inc. ("GRS") acquisition in 1995, the Company reported a net operating loss of only $86,844 or $0.07 per share in Fiscal 1997 as compared to a net loss of $799,312 or $0.69 per share in Fiscal 1996. This significant improvement in performance is primarily a result of the higher sales, improved margins and continuation of the Company's cost control program. Including the goodwill, the Company incurred a loss of $1,840,702 or $1.51 per share in Fiscal 1997.

     The Company's environmental consulting business once again thrived in Fiscal 1997 with record sales of more than $7.5 million with a 6% net operating profit. In addition, revenues increased more than 39% to $2.5 million in Fiscal 1997 in the Company's groundwater remediation business with significantly improved performance. The Company's backlog of orders at December 31, 1997 was $5.8 million with many additional appropriations received in the first quarter of 1998 for work to be completed in 1998.

     As we enter Fiscal 1998, the Company is very excited about two new products that were developed in Fiscal 1997 as part of its Protocol Environmental Compliance Program. Protocol was developed in response to the demand for centralized electronic monitoring services for storage tank facilities, as well as ongoing inspection services for various industrial/commercial facilities. Protocol's telemonitoring program entitled, OnPatrol Remote Monitoring," includes state-of-the-art telecommunications software developed as an outsourced electronic surveillance service provided to tank owners. Data from individual facilities is telecommunicated to the Company's centralized control center where the information is analyzed for response to alarms and then correlated for generation of the reports that are necessary for environmental compliance. Protocol's facility inspection program entitled, InControl Inspection and Maintenance Services," provides pre-packaged outsourced programs to assist facilities in maintaining ongoing compliance with a full spectrum of environmental regulations. The Company began offering both programs in the last quarter of Fiscal 1997 and is now actively advertising and selling the services.

     The outlook for storage tank management services continues to be excellent, with the marketplace growing rapidly as the December 1998 deadline approaches for final compliance with federal underground storage tank regulations. The Company has established itself as a national authority in storage tank engineering, management and remediation. Marketing efforts are targeted toward these areas, as well as the environmental assessment and risk-based corrective action markets. The market for groundwater remediation systems has improved this past fiscal year and the Company is marketing new products to address the state-of-the-art technology in this area as well.

     We thank you, our stockholders, for your continued support as we thank our many loyal employees for their hard work and diligent efforts.

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

HIGHLIGHTS

          Increase in revenues of 27% over the prior year.

          Development of innovative technology to provide centralized telemonitoring services to storage tank owners on a national basis.

FINANCIAL REVIEW:  DECEMBER 31, 1997

Liquidity and Capital Resources

     The Company experienced a net increase of cash from operating activities in the year ended December 31, 1997 ("Fiscal 1997") of $82,618 as compared to a net decrease of cash from operating activities in the year ended December
31, 1996 ( " Fiscal 1996") of $56,408. The Company incurred a net loss of $1,840,702 in Fiscal 1997 as compared to a net loss of $799,312 in Fiscal
1996. The net loss in Fiscal 1997 includes the one-time write-off of goodwill of $1,750,325 which resulted from the acquisition of GRS in 1995.
There was an increase in accounts receivable and accounts payable of $751,056 and $662,702, respectively, in Fiscal 1997 as compared to a decrease in accounts receivable and accounts payable of $979,912 and $358,788, respectively, in Fiscal 1996. These changes are primarily a result of increasing sales at the Company in Fiscal 1997, as compared to the decline in sales experienced at the Company's equipment manufacturing business in Fiscal 1996.

     Investing activities utilized $83,267 of cash in Fiscal 1997 as compared to utilizing $96,945 of cash in Fiscal 1996. The Company sold assets resulting in $14,079 of cash during Fiscal 1997. The Company had capital expenditures of $35,187 and $59,004 in Fiscal 1997 and Fiscal 1996, respectively, primarily for computers and field equipment. The Company utilized $62,159 of cash primarily to invest in a new business line in Fiscal 1997 and utilized $32,730 related to the payment of acquisition costs of GRS in Fiscal 1996.

     Financing activities provided $85,296 of cash in Fiscal 1997 as compared to utilizing $132,976 of cash in Fiscal 1996. In December 1995, the Company commenced a private placement of its Common Stock and Warrants to raise $500,000. Proceeds of $150,040 were received in Fiscal 1996. The net proceeds of this offering totaling $420,040 were used to fund the acquisition of GRS, as well as ongoing operations. The Company also utilized $228,000 and $55,016 in Fiscal 1996 to pay down its line of credit and long-term debt, respectively, as compared to borrowing $200,000 from the Company's line of credit and paying down $52,934 of long-term debt in Fiscal 1997.

     The Company's working capital decreased to ($296,355) at December 31, 1997 as compared to $31,530 at December 31, 1996. This decrease was primarily due to increases in debt. The Company utilized working capital to manage accounts payable, make required loan payments and to fund ongoing operations.

     Backlog at December 31, 1997 was $5,800,000 as compared to the level at December 31, 1996 of $6,800,000. The backlog at the end of Fiscal 1997 is lower primarily because appropriations for additional work to be completed on existing projects in 1998 were not received until after December 31, 1997. The Company has several contracts with Bell Atlantic to provide construction management, engineering, analytical and soil disposal services for Bell Atlantic's storage tank management program at its New York City, Long Island and New England facilities. A portion of the construction management contract is provided by subcontractors under contract to the Company. The construction management agreements represent $3,300,000 and $5,600,000, respectively, of the December 31, 1997 and December 31, 1996 backlog. Much of the Company's backlog is subject to termination at will and rescheduling without significant penalty. The Company believes that substantially all of the current backlog will be completed during 1998, however, no assurance of this can be given.

     On December 29, 1997, the Company signed a Promissory Note (the "Note") extending the Company's Revolving Credit Agreement (the "Credit Agreement") dated June 26, 1996 with First Union National Bank (the "Bank"). The Note extends the Company's Credit Agreement to June 30, 1998. The Credit
Agreement permits the Company to borrow up to $750,000. Borrowings under the Credit Agreement are limited to 60% of eligible accounts receivable, as defined and bears interest at the prime rate plus three-quarter (3/4) percent. The eligible accounts receivable as defined by the terms of the Credit Agreement were $2,049,013 at December 31, 1997. The calculated borrowing base of 60% of eligible accounts receivable was $1,229,408, for which the Company has utilized $422,000 of this eligible borrowing base as of December 31, 1997. Borrowings under this facility are also collateralized by a security interest in substantially all of the assets of the Company, require the Company to meet specified ratios, and, among other things, impose restrictions on the payment of subordinated debt, dividends, stock redemptions and the sale of property.

The Company expects to renew this facility upon expiration but there can be no assurance that the Company will be successful in doing so.

     On May 12, 1997, the Company entered into two agreements with George A. Nolan and James G. Warburton, Directors of the Company and Officers of GRS, a wholly-owned subsidiary of the Company, to waive a total of $52,005 each in salary and expense payments for the period January 1, 1997 through September 30, 1997. The agreements require aggregate payments of $61,770 to be made on notes due to Messrs. Nolan and Warburton for the same period. Through December 31, 1997, Messrs. Nolan and Warburton waived a total of $95,730 in salary and $7,800 in home office expense reimbursement and received an aggregate amount of $61,770 in payment on the 1996 Notes. Under the agreements, the Company also granted 15,000 incentive stock options each to George Nolan and James Warburton at an exercise price of $1.50 per share. In addition, the agreements provided for the granting of 5,000 options each if certain operating profits were met for the fiscal year ended December 31, 1997. Such additional options have not been granted since the operating profits have not been met.

     On February 26, 1998, the Company received a notice from The Nasdaq
Stock Market, Inc. stating that the Company was not in compliance with the new tangible net worth requirement, pursuant to the NASD Marketplace Rules, which became effective on February 23, 1998. The Company is seeking a temporary exception to the new requirements by requesting a hearing which requires a written submission. If the Company's written submission supporting the argument in favor of an exception is not satisfactory, the Company's common stock will be scheduled for delisting from the Nasdaq Stock Market subject to the Company's opportunity to request an oral hearing.

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

     The statements contained herein include forward looking statements that involve a number of risks and uncertainties. In addition to the facts discussed, among the other factors that could cause actual results to differ materially are the following: enforcement of environmental regulations, business conditions and growth in the industry and general economy; competitive factors, such as rival designs and prices; inventory risks due to shifts in market demand; changes in sales mix; and the risk factors listed from time to time in the Company's SEC reports.

Results of Operations 1997 vs. 1996

     Net revenues increased 27% to $10,094,456 in Fiscal 1997 as compared to $7,975,249 in Fiscal 1996. An increase of $1,283,057 is attributable to the Company's environmental consulting business. An additional increase of $746,240 is attributable to the Company's groundwater remediation business which experienced a favorable increase in demand in Fiscal 1997. The Company reported slightly lower costs of revenues as a percentage of revenues of 76.4% for Fiscal 1997 as compared to 77.2% for Fiscal 1996. This decrease is primarily due the Company's groundwater remediation business which attained higher margins in Fiscal 1997, as compared to Fiscal 1996, due to a stronger market and higher sales volume.

     Selling, general and administrative expenses decreased $93,916 or 4%, in Fiscal 1997 as compared to Fiscal 1996. The Company's groundwater remediation business accounted for approximately $310,457 of the decrease primarily due to $95,730 of salary waivers by two officers, as well as the continuation of a cost-cutting program which began in Fiscal 1996. Excluding the expenses attributable to the groundwater remediation business, selling, general and administrative expenses would have increased $214,703, or 14%.
This increase included $98,085 in corporate expenses consisting of a new investment banking agreement, increased labor and expenses incurred for the Company's strategic planning and the addition of Directors & Officers insurance. In addition, the Company's environmental consulting business' expenses increased by $118,455 due to the addition of new employees to fulfill the increased sales volume, expanded marketing efforts, the addition of new products and services, investment in a new business venture, and the continued investment in branch offices located in Portsmouth, NH and Franklin Square, NY.

     Other expense in Fiscal 1997 includes the one-time write-off of $1,750,325 in goodwill remaining from the acquisition of GRS in Fiscal 1995. The Company elected to write-off this goodwill because the value of GRS is lower than the associated goodwill. In addition, the annual amortization of the goodwill will be eliminated. Other income was $16,158 in Fiscal 1997, as compared to $19,830 in Fiscal 1996 due to lower interest income earned on smaller cash balances. Interest expense increased to $61,663 in Fiscal 1997 from $56,288 in Fiscal 1996 due to higher debt levels at the Company.

     Excluding the one-time write-off of goodwill, the Company would have reported a net loss of $86,844 for Fiscal 1997, as compared to a net loss of $799,312 in Fiscal 1996. The improvement in performance is primarily as a result of higher sales, improved margins and the continuation of a cost control program at the Company.

INDEPENDENT AUDITOR'S REPORT

Shareholders and Directors
Leak-X Environmental Corporation
West Chester, Pennsylvania

     We have audited the accompanying consolidated balance sheet of Leak-X Environmental Corporation and subsidiaries as of December 31, 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for the two years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leak-X Environmental Corporation and subsidiaries as of December 31, 997, and the results of its operations and its cash flows for the two years ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Mazars & Guerard, LLP
Mazars & Guerard, LLP
Certified Public Accountants


New York, New York
March 2, 1998


                                CONSOLIDATED BALANCE SHEET
                      LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES
                                    DECEMBER 31, 1997

<CAPTION<
ASSETS

CURRENT ASSETS
         Cash and cash equivalents                     $   240,769
         Accounts receivable, net of allowance for
              doubtful accounts of $15,000               2,111,682
         Estimated earnings in excess of billings          117,749
         Inventory                                         267,733
         Other current assets                               78,454
         Net assets of discontinued operations             499,234
                  TOTAL CURRENT ASSETS                   3,315,621

PROPERTY AND EQUIPMENT
         Leasehold improvements                             44,758
         Machinery and equipment                           291,575
         Furniture and fixtures                            127,717
         Less: Accumulated depreciation                   (306,026)
                  NET PROPERTY AND EQUIPMENT               158,024

OTHER ASSETS
         Patents and other assets, net of accumulated
              amortization of $3,408                        82,488
                  TOTAL OTHER ASSETS                        82,488

                  TOTAL ASSETS                         $ 3,556,133


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable                              $ 2,177,149
         Accrued expenses                                  114,863
         Unearned revenue                                  307,041
         Line of credit                                    422,000
         Current portion of long term debt                  50,809
         Notes payable - Directors                         100,000
         Net liabilities of discontinued operations        440,114
                  TOTAL CURRENT LIABILITIES              3,611,976

STOCKHOLDERS' EQUITY
         Common stock $.001 par value:
         5,000,000 shares authorized,
         1,219,645 issued and outstanding in 1997            1,220
         Additional paid-in capital                      8,308,015
         Deficit                                        (8,365,078)
                     TOTAL STOCKHOLDERS' EQUITY            (55,843)

                  TOTAL LIABILITIES AND
                          STOCKHOLDERS' EQUITY         $ 3,556,133

                See notes to consolidated financial statements


                        CONSOLIDATED STATEMENTS OF OPERATIONS
                   LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                      Year Ended December 31,
                                    1997                1996
Revenues:
          Service                    $7,549,825        $6,266,768
          Product                     2,544,631         1,708,481
                                     10,094,456         7,975,249
Cost of Revenues:
          Service                     5,911,263         4,713,292
          Product                     1,802,688         1,448,213
                                      7,713,951         6,161,505

Selling, general and
          administrative expenses     2,421,844         2,575,760

Operating loss                          (41,339)         (762,016)

Other income                            (16,158)          (19,830)
Interest expense                         61,663            56,288
One time write-off of goodwill        1,750,325           --------

Loss before taxes                    (1,837,169)         (798,474)

Income tax expense                        3,533               838

Net loss                            ($1,840,702)        ($799,312)

Weighted average common
          shares outstanding          1,219,645         1,162,221

Net loss per share                       ($1.51)           ($0.69)

                See notes to consolidated financial statements


                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                        LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                                                     Additional   Retained
                                       Common Stock          Preferred                Paid in     Earnings
                                           Shares    Amount   Shares     Amount       Capital     (Deficit)

December 31, 1995                       1,104,166    $1,104  1,688,888    $1,900,000  $6,367,792 ($5,725,064)

Valuation of Stock Options                                                   $54,000

Conversion of Preferred Stock (Note 6)    115,480      $115  (1,688,888) ($1,900,000) $1,896,412

Discontinuation of Business (Note 6)                                                     ($6,600)

Issuance of Stock (Note 6)                                                               ($3,589)

Net Loss                                   ----        ----       ----        ----        ----     ($799,312)

December 31, 1996                       1,219,645    $1,220          0          $0    $8,308,015 ($6,524,376)

Net Loss                                      ----            ----            ----        ----   ($1,840,702)

December 31, 1997                       1,219,645    $1,220          0           0    $8,308,015 ($8,365,078)

                              See notes to consolidated financial statements


                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                           LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                         Year Ended December 31,
                                                                 1997          1996
CASH FLOWS FROM
     OPERATING ACTIVITIES:
       Net loss                                          ($1,840,702)       ($799,312)
       Adjustments to reconcile net loss to
          net cash used by operating activities:
             Depreciation                                     65,766           72,629
             Goodwill amortization                            -------          60,041
             Write-off of goodwill                         1,750,325           -------
             Valuation of stock options                       -------          54,000
            Gain on sale of asset                             (4,831)          -------
       (Increase) decrease in accounts receivable           (751,056)         979,912
       (Increase) decrease in costs and estimated
         earnings in excess of billings                      (97,392)          53,686
       (Increase) decrease in inventories                    154,346          (36,066)
       Decrease in other current assets                        6,311           16,684
       Increase (decrease) in
         accounts payable                                    662,702         (358,788)
       Increase (decrease) in billings in excess of cost     194,769          (71,052)
       Decrease in accrued
         expenses and other liabilities                        3,477          (25,398)
       (Increase)/decrease in net assets of
          discontinued operations                            (61,097)          (2,744)

NET CASH PROVIDED (USED) BY OPERATIONS                        82,618          (56,408)

CASH FLOWS FROM INVESTING ACTIVITIES:
       Sale of asset                                          14,079           -------
       Capital expenditures                                  (35,187)         (59,004)
       Merger with GRS                                        --------        (32,730)
       Increase in other assets, net                         (62,159)          (5,211)

NET CASH USED BY INVESTING ACTIVITIES                        (83,267)         (96,945)

CASH FLOWS FROM FINANCING ACTIVITIES:
       (Payments) borrowings on line of credit               200,000         (228,000)
       Payments on long-term debt                            (52,934)         (55,016)
       Payments on Directors' Notes Payable                  (61,770)          -------
       Issuance of common stock, net of expenses              -------         150,040

NET CASH PROVIDED (USED) BY
       FINANCING ACTIVITIES                                   85,296         (132,976)

NET INCREASE (DECREASE) IN CASH                               84,647         (286,329)

CASH, beginning of the year                                  156,617          442,946

CASH, end of the year                                       $241,264         $156,617

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for:
      Interest                                               $65,708          $58,494
      Taxes                                                     3533              838

                      See notes to consolidated financial statements



                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES
                                 Two Years Ended December 31, 1997

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

     The Company operates primarily in the Northeastern United States in the single industry which offers customers solutions that incorporate environmental consulting and installation and remedial work for underground storage tanks. In this industry, the Company has two classes of products:
 (1) environmental services and (2) equipment manufacturer.

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

Stock Based Compensation

     The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued to Employees" and has adopted the disclosure-only option under SFAS No. 123, as of December 31, 1995.

Earnings Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS No. 128"), which became effective for both the interim and annual financial statements for periods ending after December 15, 1997. FAS No. 128 requires a presentation of "Basic" and (where applicable) "Diluted" earnings per share. Generally, Basic earnings per share are computed on only the weighted average number of common shares actually outstanding during the period, and the Diluted computation considers potential shares issuable upon exercise or conversion of other outstanding instruments where dilution would result. Furthermore, FAS No. 128 requires the restatement of prior period reported earnings per share to conform to the new standard.

     Per share data is presented based upon the weighted average number of shares outstanding. Common stock equivalents have not been included in the computations as they would be anti-dilutive, therefore, the diluted per share data has not been presented.

Segment Information

     In June 1997, the Financial Accounting Standards Board issued FAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" effective for periods after December 15, 1997. Accordingly, the Company has incorporated the required disclosure.

Reverse Stock Split

     The Company approved an amendment to effect a one-for-thirteen reverse stock split of all the outstanding shares of the Company's Common Stock on December 30, 1996. The effective date of such split was January 31, 1997. The financial statements have been adjusted retroactively to account for such split.

Impairment of Long-Lived Assets

     The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of" as of January 1, 1997.

NOTE 2 - DISCONTINUED OPERATIONS

     The Company discontinued the operations of its Gaservice subsidiary as of March 31, 1995. The Company has liquidated all assets of Gaservice, except for several outstanding receivables (See Note 11 - Litigation).

     Net assets of discontinued operations consist of accounts receivable of $499,234. Net liabilities of discontinued operations include accounts payable of $346,251 and accrued liabilities of $94,863.

NOTE 3 - INVENTORY

Inventory consists of the following:
                                         December 31,
                                            1997
          Raw Materials                  $198,040
          Work-in-process                  69,693
                                         $267,733

NOTE 4 - LINE OF CREDIT

     On December 29, 1997, the Company signed a Promissory Note (the "Note") extending the Company's Revolving Credit Agreement (the "Credit Agreement") dated June 26, 1996 with First Union National Bank (the "Bank"). The Note extends the Company's Credit Agreement to June 30, 1998. The Credit
Agreement permits the Company to borrow up to $750,000. Borrowings under the Credit Agreement are limited to 60% of eligible accounts receivable, as defined and bears interest at the prime rate plus three-quarter (3/4) percent. The eligible accounts receivable as defined by the terms of the Credit Agreement were $2,049,013 at December 31, 1997. The calculated borrowing base of 60% of eligible accounts recievable was $1,229,408, for which the Company has utilized $422,000 of this eligible borrowing base as of December 31, 1997. Borrowings under this facility are also collateralized by a security interest in substantially all of the assets of the Company, require the Company to meet specified ratios, and, among other things, impose restrictions on the payment of subordinated debt, dividends, stock redemptions and the sale of property.

NOTE 5 - LONG-TERM DEBT - Current Portion

     Long-term debt consists of the following:

                                                          December 31,
                                                          1997
          Notes Payable to Directors, interest at 10%,
          maturing in March 1998, with quarterly
          interest payments of $2,500                     $100,000

          Note payable to a bank, secured by inventory,
          accounts receivable, interest at 7.25%,
          maturing in December 1998, with monthly
          payments of $4,352                                50,809
                                                         $ 150,809
          Less: Current Portion                          ( 150,809)
                                                         $      -0-

     On September 29,1996, the Company converted certain outstanding notes into long-term notes (the "1996 Notes"). The 1996 Notes mature on March 31, 1998 and require quarterly interest payments at an interest rate of ten percent (10%) per annum. In addition, the 1996 Notes have been subordinated, as to principal, to the Revolving Credit Agreement with the Company's bank. The Revolving Credit Agreement prohibits payment of principal under the 1996 Notes to the extent that the Company's tangible net worth is less than $100,000 (see Note 4). The Company made payments in the amount of $61,770 during Fiscal 1997 in accordance with an agreement signed between the Company and the two directors. See Note 11 for additional information regarding this agreement.

NOTE 6-STOCKHOLDER'S EQUITY

     The Company had 2,668,000 Common Stock Purchase Warrants outstanding to purchase a like number of Common Shares originally exercisable at $1.25 per share. These Warrants expired on December 31, 1997. Due to transactions that have occurred since the original issuance date of the Warrants, the exercise price had been recalculated to $0.84 to purchase 1.49 shares of Common Stock to account for anti-dilution effects. The number of outstanding warrants did not change as a result of the reverse stock split. However, the new exercise price was $10.92 to purchase 0.11 share of Common Stock.

     In 1995, $1,900,000 due to two principal shareholders was converted into 1,688,888 shares of Series A Convertible Preferred Stock (129,914 shares after the January 31, 1997 1:13 reverse split). On July 1, 1996, the Company entered into an agreement with John S. Gelles and William H. Gelles, Jr., Officers and Directors of the Company, to convert their 129,914 shares of Preferred Stock into 115,478 shares of Common Stock in exchange for certain registration rights. In accordance with the agreement, John and William Gelles irrevocably waived any and all rights to dividends to which they may have been entitled in accordance with the terms of the Preferred Stock.

     In February 1996, the Company issued 192,308 shares of Common Stock and 96,153 warrants to purchase 96,153 shares Common Stock at a price of $5.20 per share for a period of five years with respect to the private placement of its Common Stock.

     In June 1995, the Company issued 15,385 Warrants to purchase 15,385 shares of Common Stock at a price of $5.28 per share for a period of five years to an outside consultant as compensation for financial consulting services.

     In January 1997, the Company issued Warrants to purchase up to 30,500 shares of Common Stock at a price of $1.69 per share for a period extending through December 31, 2001 as part of an Financial Advisory Services Agreement between the Company and its investment banker.

     In August 1997, the Company reduced the authorized number of shares of Common Stock from 30,000,000 to 5,000,000 and the authorized number of shares of preferred Stock from 5,000,000 to 500,000.

Stock Option Plans

     The Company has adopted five stock option plans (1988, 1992, 1995, 1996, and 1997 (the "Plan)) with an aggregate of 651,922 originally reserved for issuance and 120,480 available for future grant.

     The Plans provide for the Board, or a committee thereof, to grant either Incentive Stock Options ("ISO's"), Non-Qualified Stock Options ("NQSO's") and/or Stock Appreciation Rights (SAR's) (collectively referred to as the "Options") to qualified employees (including officers, directors and advisors) of the Company.

     The Board of Directors or its Committee will determine the time periods during which options granted under the Plans may be exercised, although in no event shall any option granted under the Plan have an expiration date later than ten (10) years from the date of its grant. ISO's granted to ten (10%) percent shareholders may not have a term of more than five (5) years.

     The option price is determined by the Board of Directors or its Committee but, in the grant of an ISO, in no event may the option price be less than the fair market value. Shareholders of the Company which own (directly or through attribution) more than 10% of the total voting power of all classes of capital stock, are subject to the additional restriction that the option price must be equal to at least one hundred ten (110%) percent of the fair market value of the Company's common stock on the date of grant. The 1988 Plan (but not options previously granted under the Plans) shall terminate in October 1998 or sooner, if the Board of Directors of the Company should so deem.

Summary of 1988, 1992, 1995, 1996  and 1997 Stock Option Plans

                                    Options      Options Outstanding
                                    Available    Number        Price
                                    For grant    Of Shares     Per Share

Outstanding at December 31, 1995    65,171        68,348       $26.00 - $3.90

1996 Plan                            57,692         ------
Granted                             (32,306)      32,306       $3.45 - $1.63
Expired                               1,923       (1,923)      $26.00

Outstanding at December 31, 1996     92,480       98,731       $3.90 - $1.63

1997 Plan                           100,000         ------
Canceled                             98,731      (98,731)      $3.90 - $2.4375
Reissued                            (98,731)      98,731       $1.56
Granted                             (72,000)      72,000       $1.50 - $1.56
Outstanding at December 31, 1997    120,480      170,731       $1.50 - $1.56

     At the beginning of Fiscal 1996, the Company had 68,348 incentive stock options outstanding. In July 1996, a total of 30,770 options were granted at $3.445 per share to John Gelles and William Gelles, Officers and Directors of the Company, in consideration of conversion of their preferred stock to common stock.

     On May 12, 1997, a total of 30,000 incentive stock options were granted at $1.50 per share to George A. Nolan and James G. Warburton, Directors and Employees of the Company, as part of a salary waiver agreement. See Note 11 for additional information.

     On May 22, 1997, the Company canceled 98,731 options with exercise prices ranging from $3.90-$2.4375, including 31,924 options granted to Joyce A. Rizzo and 11,615 options granted to Robert D. Goldman, Officers and Directors of the Company. A total of 98,731 options were regranted at an exercise price of $1.56 per share to eight employees, including 31,924 to Joyce A. Rizzo 11,615 to Robert D. Goldman. In addition, a total of 42,000 new options were granted at an exercise price of $1.56 per share to thirteen employees, including 10,000 to Joyce A. Rizzo and 5,000 to Robert D. Goldman.

     In 1990, 19,230 non-qualified stock options were granted to an ex-officer with a five year vesting period. These options were valued at $243,750 and were being expensed over the vesting term at $48,750 per annum.
In 1992, these options were canceled and 38,461 new non-qualified stock options were issued at a higher exercise price than the original stock options canceled. The remaining unamortized balance of $54,000 has been amortized as of December 31, 1996. These options expired December 31, 1997.

NOTE 7 - ACCOUNTING FOR EMPLOYEE STOCK OPTIONS

     In Fiscal 1997, the Company adopted the disclosure provisions SFAS No.
123, "Accounting for Stock-Based Compensation". For disclosure purposes, the fair value of options is estimated on the date of grant using Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the years ended December 31, 1997 and 1996:
annual dividends of $0; expected volatility of 50%; risk-free interest rate of 7% and expected life of five years. The weighted average fair value of stock options granted and vested during the years ended December 31, 1997 and 1996 was $0.05 and $0.05, respectively. If the Company had recognized compensation cost for stock options in accordance with SFAS No. 123, the Company's proforma net loss and net loss per share would have been $1,902,863 and $1.56 per share for the fiscal year ended December 31, 1997 and $853,403 and $0.73 per share for the fiscal year ended December 31, 1996. The proforma compensation expenses per the Black Scholes formula for the years ended
December 31, 1998, 1999, 2000, and 2001 will be $29,896, $27,319, $20,773, and $12,599, respectively.

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

     The net operating loss carry forwards are subject to limitation in any given year in the event of certain events, including significant changes in ownership. The Company has not given recognition to these tax benefits in the accompanying financial statements. At December 31, 1997, the Company had available net operating loss carry forwards of approximately $5,000,000 expiring throughout 2017, and research and development credits of approximately $26,000. The net operating loss carry forwards result in an estimated $1,625,000 deferred tax assets which the Company has taken a valuation reserve against for the same amount due to the lack of established taxable income.

NOTE 9 - RELATED PARTY TRANSACTIONS

     During Fiscal 1997 and 1996, GRS had revenues of approximately $239,929 and $60,092, respectively, from one entity that is primarily owned by the President of GRS. In Fiscal 1997 and Fiscal 1996, GRS also had purchases of $36,536 and $9,583, respectively, from the same entity. As of December 31, 1997 and 1996, GRS had accounts receivable from this related entity of $142,616 and $50,612, respectively. There is also $54,308 recorded as unearned revenues as of December 31, 1997 related to the aforementioned accounts receivable.

NOTE 10 - OTHER INFORMATION

     The Company has a profit-sharing plan (the "Profit-Sharing Plan") pursuant to Section 401(k) of the Internal Revenue Code. Eligible employees may defer a portion of their total compensation through contributions to the Plan. The Company matches 25% of the first 4% of employee contributions, subject to certain limitations. The Company's contributions under the Profit-Sharing Plan for the year ended December 31, 1997 and 1996 were $13,885 and $15,418, respectively.

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

Customer Concentration

     Major customers of the environmental services segment, and the total amount of sales and the percent of total sales are as follows (dollars in thousands):

                                             1997       1996
     Number of major customers                 1           1

     Aggregate sales to major customers     $6,820      $5,520

     Percent of total revenues
       to major customers                     68%         69%


Segment Information

     The following table sets forth, for each of, and as of, the last two years, information concerning the Company's industry segments (dollars in thousands):

     Sales                                    1997         1996
     Environmental services                $  7,550     $  6,267
     Equipment manufacturer                   2,549        1,802
     Corporate and eliminations             (     4)    (     94)
                                           $ 10,095     $  7,975

     Operating Profit (Loss)
     Environmental services                $    399     $    342
     Equipment manufacturer                (     22)    (    724)
     Corporate and eliminations            (    478)    (    353)
                                          ($    101)   ($    735)

     Identifiable Assets
     Environmental services                $  1,955     $  1,511
     Equipment manufacturer                   1,097        1,384
     Corporate and Disc Ops                     504        2,558
                                           $  3,556     $  6,124

     Depreciation Expense
     Environmental services                $     35     $     39
     Equipment manufacturer                      31           34
     Corporate and Disc Ops                     ---         ---
                                          $      66     $     73

     Capital Expenditures
     Environmental services               $     29      $     34
     Equipment manufacturer                      6            25
                                          $     35      $     59


     The Company does not allocate interest expense to each industry segment.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating Leases

     The Company leases equipment and office space under various operating leases expiring through 2001. Future minimum lease payments are as follows:

               1997                    $131,698
               1998                    $ 36,342
               1999                    $ 27,159
               2000                    $ 27,812
               2001                    $  4,950

     Rent expense amounted to approximately $199,839 in 1997 and $166,976 in 1996.

Litigation

     A legal proceeding captioned Douglas B. Tom and Joanne Tom, Plaintiffs against New York Telephone Company, Inc., Lexicon Environmental Associates, Inc. and Cranes, Inc., Defendants, was settled with no liability to the Company.

     Pursuant to a third-party complaint served on Gaservice in May 1995, Exxon Corporation brought Gaservice into an action captioned Conor Donellon, Plaintiff against Exxon Corporation, defendant, Supreme Court of New York, County of Kings. The plaintiff in this action seeks $20 million in damages for injuries allegedly sustained as a result of falling while working as an employee of Gaservice at an Exxon service station under construction in October 1994. Responsibility for the defense of this lawsuit has been assumed by Gaservice's insurance carrier.

     A legal proceeding captioned Steve Simon, Plaintiff against Cord Meyer Development Co., Exxon Company, USA and Gaservice Maintenance Corporation, Defendants, Supreme Court of the State of New York, County of Queens was commenced in April 1995. The Plaintiff in this action seeks $2 million in damages for injuries allegedly sustained when he tripped and fell on a metal plate while walking on a sidewalk area of an Exxon service station under construction in February 1995. Responsibility for the defense of this lawsuit has been assumed by the Gaservice's insurance carrier.

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

     A lawsuit captioned Exxon Corporation, Plaintiff against Gaservice Maintenance Corporation and Leak-X Environmental Corporation, Defendants, Supreme Court of the State of New York, County of Kings, was commenced in October 1995. The plaintiff in this action seeks $135,000 in damages allegedly sustained as a result of breach of contract by Gaservice. The Company believes these allegations are without foundation and is vigorously defending itself against such claims. Another lawsuit captioned Exxon Corporation, Plaintiff against Gaservice Maintenance Corporation and Leak-X Environmental Corporation, Defendants, Supreme Court of the State of New
York, County of Queens, was commenced in October 1995. The plaintiff in this action seeks $104,500 in damages allegedly sustained as a result of breach of contract by Gaservice, as well as alleged negligence in retrofitting of tanks which resulted in the escape of vapors. The Company believes these allegations are without foundation and is vigorously defending itself against such claims. The Company's insurance carrier has indicated that the allegations contained in the Queens case regarding alleged vapors falls within the terms and conditions of the Company's general liability policy. The Company has filed counterclaims aggregating approximately $450,000 which allege that (a) Exxon interfered with Gaservice's completion of all the contracts; and (b) Exxon failed to pay for the actual work completed by Gaservice. Certain subcontractors on the projects have been joined into the actions or have filed separate claims because Exxon also failed to provide payments which would enable the subcontractors to be paid by Gaservice. Gaservice and Exxon are actively negotiating settlement of this matter.

     A legal proceeding captioned Christine Bruno and Riccardo Bruno, Plaintiff against Lexicon Environmental Associates, Inc. and Y.R.I. Environmental, a Subdivision of Yellowstone, Inc., Defendant, Supreme Court of the State of New York, County of Suffolk was commenced in May 1996. The plaintiff in this action seeks $1.25 million in damages for injuries allegedly sustained as a result of the inhalation of noxious fumes which resulted from work being performed. Responsibility for the defense of this lawsuit has been assumed by Yellowstone's insurance carrier.

     Pursuant to two third-party complaints served on Gaservice, a wholly-owned subsidiary of the Company, in August 1996, Exxon Corporation and Gordon Supply Company brought Gaservice into an action captioned Martino Ricciardi and Mary Ricciardi, Plaintiffs against Gordon's Supply Company, Inc., Cord Meyer Development Company and Exxon Corporation, Defendants, Supreme Court of the State of New York, County of Queens. The plaintiff in this action seeks $2.1 million in damages for injuries allegedly sustained as a result of materials falling on him while working on an Exxon construction site as an employee of Gaservice. Responsibility for the defense of this lawsuit has been assumed by the Company's insurance carrier.

Employment Agreements

     The Company entered into a five-year employment contract with Joyce A. Rizzo on March 31, 1995 to serve as Chief Executive Officer of the Company and President of Lexicon. Under the agreement, Ms. Rizzo's annual salary was $154,500 until December 31, 1997 and she is entitled to receive minimum annual increases in base salary of three percent (3%) over the preceding year's salary and maximum increases of ten percent (10%) depending on whether the Company attains certain pre-tax income levels. Effective January 1, 1998, Ms. Rizzo's annual salary was increased to $159,135. Under the agreement, Ms. Rizzo is entitled to receive incentive stock options if the Company attains pre-tax income goals, as established by the Board of Directors. Under this contract, Ms. Rizzo received 31,923 stock options at $3.90 in December 1995(former options totaling 31,923 were canceled on December 18, 1995) and 10,000 stock options at $1.63 in February 1997. The Company has agreed to provide Ms. Rizzo with an automobile allowance or in lieu thereof, will pay her an equal monthly cash stipend. If Ms. Rizzo's employment is terminated without cause, the agreement provides that she will be entitled to receive her then current compensation for the lesser of two years or the remainder of the term. The agreement provides that Ms. Rizzo will not compete with the Company during the term of the agreement, nor for a period of two years thereafter. In the event of a change in control of the Company which she opposes, Ms. Rizzo may become entitled to up to 2.9 times her then current compensation.

     On September 29, 1995, the Company entered into five year employment agreements with George A. Nolan to serve as President and James G. Warburton to serve as Vice President of GRS each at an annual salary of $148,000.
Under the agreements, Messrs. Nolan and Warburton's respective annual salaries were $152,440 until December 31, 1997. Such salary is subject to automatic annual increases commencing January 1, 1997 of between three percent (3%) and ten (10%) dependent upon achievement of net income targets to be established. Effective January 1, 1998, Messrs. Nolan and Warburton's respective annual salaries were increased to $157,013. Under the agreement, each is entitled to receive incentive stock options if the Company attains pretax income goals, as established by the Board of Directors. The Company has agreed to provide an automobile allowance or in lieu thereof, will pay an equal monthly cash stipend and will provide other fringe benefits that the Company makes available to its executives. If employment is terminated without cause, the agreement provides that the then current compensation will be paid for the lessor of two years or the remainder of the term. The agreement provides for no competition with the Company during the term of the agreement nor for a period of two years thereafter. For the year ended December 31, 1996, George
A. Nolan and James G. Warburton each waived a total of $8,633 in salary and $2,275 in home office allowance to which they were entitled to under these agreements.

     On May 12, 1997, the Company entered into two agreements with George A. Nolan and James G. Warburton, Directors of the Company and Officers of GRS, a wholly-owned subsidiary of the Company, to waive a total of $52,005 each in salary and expense payments for the period January 1, 1997 through September 30, 1997. The agreements required aggregate principal payments of $61,770 to be made on the 1996 Notes for the same period. Through December 31, 1997, Messrs. Nolan and Warburton waived a total of $95,730 in salary and $7,800 in home office expense reimbursement and received an aggregate amount of $61,770 in payment on the 1996 Notes. Under the agreements, the Company also granted 15,000 incentive stock options each to George Nolan and James Warburton at an exercise price of $1.50 per share. In addition, the agreements provided for the granting of 5,000 options each if certain operating profits are met for the fiscal year ended December 31, 1997. Such additional options have not been granted since the operating profits have not been met.

     On July 1, 1996, the Company entered into thirty-month employment agreements with John S. Gelles and William H. Gelles, Jr. to serve as employees of the Company, each at an monthly salary of $6,250 through December 31, 1996 and $4,167 thereafter through December 31, 1998. The Company also granted 15,385 incentive stock options each to John and William Gelles to purchase 15,385 shares of Common Stock at an exercise price of $3.445. These options were subsequently canceled and regranted in May 1997 at an exercise price of $1.56 per share.

NOTE 12 - FOURTH QUARTER (UNAUDITED)

     The fourth quarter includes the write-off of $1,750,325 in goodwill associated with the acquisition of the Company's GRS subsidiary.

NOTE 13 - SUBSEQUENT EVENTS

     On February 26, 1998, the Company received a notice from The Nasdaq
Stock Market, Inc. stating that the Company was not in compliance with the new tangible net worth requirement, pursuant to the NASD Marketplace Rules, which became effective on February 23, 1998. The Company is seeking a temporary exception to the new requirements by requesting a hearing which requires a written submission. If the Company's written submission supporting the argument in favor of an exception is not satisfactory, the Company's common stock will be scheduled for delisting from the Nasdaq Stock Market subject to the Company's opportunity to request an oral hearing.

     On February 20, 1998, the Company granted 10,000 options each to Raymond
W. Kane and Timothy J. Mayette, Directors of the Company. The options are exercisable at $2.125 per share after a one year vesting period.

PRINCIPAL MARKET OR MARKETS

     The Company's Common Stock is traded in the over-the-counter market and is quoted through The NASDAQ SmallCap Stock Market, Inc. under the symbol, LEAK.

     The following table sets forth the quarterly range of actual high and low closing bid prices of the Company's Common Stock for the two years indicated, as reported by NASDAQ inter-dealer quotations, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. All stock prices have been adjusted to reflect the Company's 1:13 reverse stock split (January 31, 1997):

Period                High Bid  Low Bid    Period                High Bid  Low Bid
1996 First Quarter     $4.88     $1.22     1997 First Quarter     $2.03    $1.50
1996 Second Quarter    $4.48     $2.44     1997  Second Quarter   $2.63    $1.50
1996 Third Quarter     $3.66     $1.63     1997 Third Quarter     $2.88    $2.00
1996 Fourth Quarter    $3.55     $1.22     1997 Fourth Quarter    $3.00    $2.25

     The dividend policy of the Company is to retain earnings, if any, to finance operations and to expand the Company's business. Accordingly, it is anticipated that cash dividends will not be paid in the foreseeable future. As of March 20, 1998, there were 192 holders of record of the Company's Common Stock and approximately 2,005 beneficial owners of its Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

 John S. Gelles          Chairman of the Board of Directors
 Joyce A. Rizzo          Chief Executive Officer and Director of the Company
                         and Chief Executive Officer of Lexicon Environmental
                         Associates, Inc.
 William H. Gelles, Jr.  President, Treasurer and Director
 George A. Nolan         Director of the Company and President of Groundwater
                         Recovery Systems, Inc.
 James G. Warburton      Director of the Company and Vice President of
                         Groundwater Recovery Systems, Inc.
 Robert D. Goldman       Secretary and Director of the Company and
                         President of Lexicon Environmental Associates, Inc.
 Eileen E. Bartoli       Chief Financial Officer
 Timothy J. Mayette      Director
 Raymond W. Kane         Director

GENERAL COUNSEL

     Zimet, Haines, Friedman & Kaplan, 460 Park Avenue, New York, NY 10022

AUDITOR

     Mazars and Guerard, LLP, 52 Vanderbilt Avenue, New York, NY 10017

TRANSFER AGENT/REGISTRAR

     American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005