Form 10KSB, Exhibit 13
period 1998-12-31
LEAK X ENVIRONMENTAL CORPORATION
filed 1999-03-31
CIK 842697

LEAK-X ENVIRONMENTAL CORPORATION
                             FORM 10-KSB

                           EXHIBIT 13.1

                1998 ANNUAL REPORT TO STOCKHOLDERS


To our Stockholders:

     The Company is pleased to report that we were able to achieve positive earnings from continuing operations for the year ended December 31, 1998 ("Fiscal 1998"). Net income from continuing operations in Fiscal 1998 was $84,379 or $0.07 per share, as compared to a net loss from continuing operations in the year ended December 31, 1997 ("Fiscal 1997") of $1,773,131 or ($1.45) per share. Fiscal 1997 included a one-time write-off of goodwill of $1,750,325 associated with the purchase of Groundwater Recovery Systems ("GRS") in 1995. Excluding this charge, the net loss from continuing operations in Fiscal 1997 would have been $22,806. This improvement in earnings is primarily due to a 24% increase in profits at the Company's environmental consulting business.

     Effective September 30, 1998, the Company sold its groundwater remediation business, GRS, back to its original owners. This business is, therefore, classified as a discontinued operation for Fiscal 1997 and 1998. Even though the Company experienced a net loss from discontinued operations in Fiscal 1998 of $428,606, or ($0.37) per share, the sale of GRS puts the losses behind us and allows us to focus on our profitable engineering services in the future.

     Net revenues decreased 8% to $6,915,747 in Fiscal 1998, as compared to $7,549,825 in Fiscal 1997. The decrease in sales is primarily attributable to the closure of the Company's New England operations in March 1998.

     The Company reported a higher gross margin of 27.7% for Fiscal 1998, as compared to 21.7% for Fiscal 1997. This improvement in Fiscal 1998 is primarily due to a greater contribution to revenues from higher margin engineering services, as opposed to lower margin construction management services.

     The Company continues to invest in the marketing of its Protocol Environmental Compliance Program in 1999 as the marketplace for storage tank management shifts from construction services to operations and maintenance. Protocol includes centralized telemonitoring services for storage tank facilities, as well as ongoing inspection services for various commercial/ industrial facilities. With the addition of Protocol, the Company has incorporated state-of-the-art telecommunications software into a package of services which complement its traditional environmental engineering services. The Company expects to have several new clients on line with Protocol in the second quarter of 1999.

     The Company has also enhanced its marketing programs into two new niche markets for expert testimony and aboveground storage tank management, two areas where the Company has considerable expertise and where the marketplace continues to grow.

     We thank you, our stockholders, for your continued support as we thank our many loyal employees for their hard work and diligent efforts.

Very truly yours,

/s/ Joyce A. Rizzo
Joyce A. Rizzo
Chief Executive Officer



ABOUT THE COMPANY

     Leak-X Environmental Corporation ("Leak-X" or the "Company") is engaged in the environmental consulting business which is conducted through its wholly-owned subsidiary, Lexicon Environmental Associates, Inc. ("Lexicon"). Lexicon provides environmental engineering, hydrogeological and remedial consulting services, as well as construction management services for storage tank related construction and remote monitoring services.

     The Company offers a full spectrum of environmental engineering, hydrogeological, and remedial services which include: environmental assessments for property transfers; design, installation, and operation of ground water remediation systems; and storage tank testing, assessment, abandonment, remediation, and installation. The Company's environmental consulting services are provided primarily in the Northeastern and Mid-Atlantic United States, however, many projects are conducted nationally.

     In addition to engineering and scientific evaluations, the Company's environmental consulting business also provides construction management services to oversee general contractors performing storage tank closures, upgrades, and installations. To conduct geological and hydrogeological assessments, the Company provides field management of drilling contractors. Analytical services are provided through various contract laboratories.
The Company also provides expert witness services to law firms on storage tank matters.

     The Company has also developed a new business entitled "Protocol Environmental Compliance Program". Protocol includes electronic telemonitoring services for the management of USTs and other similar equipment at facilities. Protocol also includes customized facility inspection and maintenance programs for compliance with applicable regulations.

HIGHLIGHTS

Positive Earnings from Continuing Operations

Development of innovative technology to provide centralized telemonitoring services to storage tank owners on a national basis.


FINANCIAL REVIEW:  DECEMBER 31, 1998

Liquidity and Capital Resources

     The Company experienced a net decrease of cash from operating activities of continuing operations for the year ended December 31, 1998 ("Fiscal 1998") of $265,660, as compared to a net increase of cash from operating activities of continuing operations in the year ended December 31, 1997 (" Fiscal 1997") of $143,715. The Company had net income from continuing operations of $84,379 in Fiscal 1998, as compared to a net loss from continuing operations of $1,773,131 in Fiscal 1997. Discontinued operations resulted in a net loss of $428,606 in Fiscal 1998 and $67,571 in Fiscal 1997. The net loss of $428,606 from discontinued operations in Fiscal 1998 includes a $275,401 operating loss and a $153,205 loss on the sale of discontinued operations. Fiscal 1997 includes a one-time write-off of goodwill of $1,750,325 which resulted from a 1995 acquisition. There was a decrease in accounts receivable and accounts payable of $144,758 and $303,000, respectively, in Fiscal 1998, as compared to an increase of $751,056 and $662,702, respectively, in Fiscal 1997. These changes in accounts receivable and accounts payable are primarily due to the decrease in sales volume and its related costs from Fiscal 1997 to Fiscal 1998, as construction management services were reduced. The net cash provided by discontinued operations was $59,120 in Fiscal 1998 and net cash used in discontinued operations was $61,097 in Fiscal 1997.

     Investing activities provided $89,568 of cash in Fiscal 1998, as compared to utilizing $83,267 of cash in Fiscal 1997. The Company sold assets resulting in $2,593 and $14,079 of cash during Fiscal 1998 and 1997, respectively. The Company had capital expenditures of $19,298 and $35,187 in Fiscal 1998 and Fiscal 1997, respectively, primarily for computers and field equipment. The Company received net cash of $127,781 from the sale of one of its subsidiary companies, Groundwater Recovery Systems, Inc. ("GRS") in September 1998, and subsequently paid out $37,500 under the terms of the same transaction. The Company provided $15,992 of cash from a decrease in other assets in Fiscal 1998, as compared to utilizing $62,159 of cash from an increase in other assets in Fiscal 1997 due to the investment made in the Company's new remote monitoring services program.

     Financing activities utilized $122,055 of cash in Fiscal 1998, as compared to providing $85,296 of cash in Fiscal 1997 primarily due to $271,597 in repayments on the Company line of credit in Fiscal 1998. The Company had borrowings of $185,000 and $200,000 in Fiscal 1998 and Fiscal 1997, respectively. The Company paid down $37,408 and $52,934 of long-term debt during Fiscal 1998 and Fiscal 1997, respectively. The exercise of stock options in Fiscal 1998 resulted in cash of $1,950. The Company made payments of $61,770 on the notes payable to directors in Fiscal 1997.

     The Company's working capital decreased to ($662,720) at December 31, 1998 as compared to ($296,355) at December 31, 1997. This decrease was primarily due to the sale of GRS which resulted in net liabilities acquired of $280,984 in Fiscal 1998. The Company utilized working capital to manage accounts payable, make required loan payments, and to fund ongoing operations.

     Backlog at December 31, 1998 of $2,600,000 was lower than the level at December 31, 1997 of $5,800,000. The Company has several contracts with Bell Atlantic to provide construction management, engineering, analytical, and soil disposal services for Bell Atlantic's storage tank management program at its New York City, Long Island, and New England facilities. A portion of the construction management contract is provided by subcontractors under contract to the Company. The construction management agreements represent $1,000,000 and $3,300,000 of the December 31, 1998 and December 31, 1997 backlog, respectively. The backlog at the end of Fiscal 1998 is lower primarily due to the completion of these and other construction management programs. Much of the Company's backlog is subject to termination at will and rescheduling without significant penalty. The Company believes that substantially all of the current backlog will be completed during 1999, however, no assurance of this can be given.

     On December 29, 1997, the Company signed a Promissory Note (the "Note") extending the Company's Revolving Credit Agreement (the "Credit Agreement") dated June 27, 1996 with First Union National Bank ("First Union"). The Note extended the Company's Credit Agreement to June 30, 1998. On July 9, 1998, the Company signed a new Promissory Note (the "New Note") extending the Credit Agreement with the First Union until December 31, 1998. On August 25, 1998, the Company entered into an agreement with First Union to remove GRS from the obligations of the New Note in consideration of a payment of $150,000 and satisfactory completion of the sale of GRS. In addition, this agreement deleted the tangible net worth covenant of the New Note. On December 16, 1998, First Union extended the New Note until March 31, 1999. On March 26, 1999, First Union extended the New Note for 60 days. The Company also received a commitment letter from First Union to extend the maturity date of the New Note to June 30, 2000. The Credit Agreement under the New Note permits the Company to borrow up to $750,000. Borrowings under the Credit Agreement are limited to 60% of eligible accounts receivable, as defined, and bears interest at the prime rate plus three-quarter (3/4) percent. The eligible accounts receivable, as defined by the terms of the Credit Agreement, were $1,389,893 at December 31, 1998. The calculated borrowing base of 60% of eligible accounts receivable was $833,936, for which the Company has utilized $335,403 of this eligible borrowing base as of December 31, 1998. Borrowings under this facility are also collateralized by a security interest in substantially all of the assets of the Company, require the Company to meet specified ratios, and, among other things, impose restrictions on the payment of subordinated debt, dividends, stock redemptions and the sale of property.

     On September 30, 1998, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with George A. Nolan and James G. Warburton (the "Purchasers") and GRS. Under the Stock Purchase Agreement, the Purchasers acquired all the outstanding stock of GRS, a wholly-owned subsidiary of the Company. GRS manufactures groundwater remediation equipment.

     Pursuant to the Stock Purchase Agreement, the Company received from the
Purchasers: (i) $150,000, which was paid to First Union to reduce the Company's obligation under the Company's New Note with First Union dated July 9, 1998; (ii) $9,268.55, which was paid to First Union for the balance of the Company's obligation under a promissory note made by GRS to First Union (the "GRS Note"); (iii) certificates representing an aggregate of 230,768 shares of the Company's Common Stock issued in the names of the Purchasers, which were canceled; (iv) promissory notes payable to the Purchasers with balances as of September 30, 1998 of $100,000 in the aggregate, which were canceled; and (v) outstanding stock option agreements issued in the names of the Purchasers to acquire 30,000 shares of the Company's common stock which were canceled.

     In return, the Purchasers received from the Company: (i) all of the outstanding stock of GRS and (ii) a consent executed by First Union indicating
(a) the removal of GRS as a co-borrower under the Company's Loan Documents and (b) the removal of GRS as a borrower under the GRS Note. The Purchasers will also receive a monthly payment of $6,250 each for a period of 24 months, which commenced November 1, 1998, representing reduced severance payments under the Purchasers' employment agreements which were terminated in connection with the sale of GRS.

     Computers, software and other equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to process accurately certain date-based information after the year 2000. This is commonly referred to as the "Y2K" problem. The Company is utilizing internal resources to address the potential impact of the Y2K problem. Key areas of the Company's operations that are being addressed include external customers and suppliers and internal computers and software.

     Y2K considerations may have an effect on some of the Company's customers and suppliers, and thus indirectly on the Company. The Company is assessing the potential effect on the Company with respect to customers and suppliers with Y2K issues and does not expect a material affect on the Company's financial condition or results of operation at this time. However, the potential does exist that if customers of the Company are not Y2K compliant, payments to the Company in the first quarter of the Year 2000 could be delayed until the customers are able to correct their Y2K compliance deficiencies.

     The Company has upgraded its internal computerized information systems to ensure that it is able to process information that may be date sensitive and to be Y2K compliant. No related software or hardware costs are expected. A contingency plan is being formulated to address unavoidable Y2K risks with customers, vendors, and other third parties.

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


Results of Operations 1998 vs. 1997

     The Company sold its GRS subsidiary in September 1998. As such, the results of operations of GRS have been reclassified to discontinued operations for the periods presented together with the Company's Gaservice Maintenance Corporation subsidiary which was discontinued in March 1995. The Company's continuing operations represent the results of the Company's environmental consulting business and its corporate overhead.

     The Company reported net income from continuing operations in Fiscal 1998 of $84,379, $0.07 per share, as compared to a net loss from continuing operations in Fiscal 1997 of $1,773,131, or ($1.45) per share. Fiscal 1997 included a one-time write-off of goodwill associated with the purchase of GRS of $1,750,325. Excluding this charge, the net loss from continuing operations in Fiscal 1997 would have been $22,806. This improvement in earnings is primarily due to a 24% increase in profits at the Company's environmental consulting business. The net loss in Fiscal 1998 was $344,227, as compared to a net loss of $1,840,702 in Fiscal 1997. The net loss in Fiscal 1998 included a $275,401 operating loss from discontinued operations and a $153,205 loss on the sale of discontinued operations. Fiscal 1997 included a net loss of $67,571 from discontinued operations.

     Net revenues decreased 8% to $6,915,747 in Fiscal 1998, as compared to $7,549,825 in Fiscal 1997. The decrease in sales is primarily attributable to the closure of the Company's New England operations in March 1998.

     The Company reported a higher gross margin of 27.7% for Fiscal 1998, as compared to 21.7% for Fiscal 1997. This improvement in Fiscal 1998 is primarily due to a greater contribution to revenues from higher margin engineering services, as opposed to lower margin construction management services.

     Selling, general and administrative expenses increased $168,279 or 10.2%, in Fiscal 1998 as compared to Fiscal 1997. This increase is primarily due to a $134,112 investment made in the Company's new remote monitoring services. The Company launched a significant ad campaign, as well as a national marketing effort to promote this new service in Fiscal 1998. Corporate expenses were lower by $11,830 due to cost-cutting measures initiated in Fiscal 1998, as well as the absence of the goodwill amortization which was written-off at the end of Fiscal 1997.

     Other expense in Fiscal 1997 includes the one-time write-off of $1,750,325 in goodwill remaining from the acquisition of GRS in Fiscal 1995. Other income was $9,552 in Fiscal 1998, as compared to $11,838 in Fiscal 1997, due to lower interest income earned on smaller cash balances in Fiscal 1998. Interest expense was higher at $18,528 in Fiscal 1998 from $15,705 in Fiscal 1997 due to higher debt levels at the Company as a result of the sale of GRS.


INDEPENDENT AUDITOR'S REPORT

Stockholders and Directors
Leak-X Environmental Corporation
West Chester, Pennsylvania

     We have audited the accompanying consolidated balance sheet of Leak-X Environmental Corporation and subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leak-X Environmental Corporation and subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for each of the two years ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Radin, Glass & Co., LLP
Certified Public Accountants

New York, New York
February 19, 1999 and March 26, 1999 as to Note 5


                                CONSOLIDATED BALANCE SHEET
                       LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                   December 31,
                                                       1998

ASSETS:
CURRENT ASSETS
     Cash and cash equivalents                     $      1,742
     Accounts receivable, net                         1,492,982
     Estimated earnings in excess of billings            89,980
     Other current assets                                85,423
     Net assets of discontinued operations              450,000
            TOTAL CURRENT ASSETS                      2,120,127

PROPERTY AND EQUIPMENT, NET                              82,371

OTHER ASSETS                                              6,269

            TOTAL ASSETS                           $  2,208,767


LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES
     Accounts payable and accrued expenses         $  1,723,455
     Unearned revenue                                   123,989
     Line of credit                                     335,403
     Current portion of long term debt                  150,000
     Net liabilities of discontinued operations         450,000
            TOTAL CURRENT LIABILITIES                 2,782,847

LONG-TERM DEBT                                          112,500

STOCKHOLDERS' EQUITY
     Common stock $.001 par value:
     5,000,000 shares authorized, 990,126
     and 1,219,645 issued and outstanding
     in 1998 and 1997, respectively                         990
     Additional paid-in capital                       8,310,195
     Accumulated deficit                             (8,997,765)
            TOTAL STOCKHOLDERS' EQUITY                 (686,580)

            TOTAL LIABILITIES AND
                    STOCKHOLDERS' EQUITY            $  2,208,767

        See notes to consolidated financial statements


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                        Year Ended December 31,
                                          1998             1997

Revenues                            $  6,915,747    $  7,549,825
Cost of revenues                       4,997,503       5,911,263
Gross profit                           1,918,244       1,638,562

Selling, general and
     administrative expenses           1,821,747       1,653,468

Operating income (loss)                   96,497         (14,906)

Interest expense                          18,528          15,705
Other income                              (9,552)        (11,338)
One-time write-off of goodwill         ----------      1,750,325

Net income (loss) before taxes and        87,521      (1,769,598)
     discontinued operations

Income tax expense                         3,142           3,533

Net income (loss) before discontinued
     operations                           84,379      (1,773,131)

Discontinued Operations:
     Operating Loss                     (275,401)        (67,571)
     Loss on Sale of Discontinued
         Operations                     (153,205)      ----------
                                        (428,606)        (67,571)

Net Loss                                (344,227)   $ (1,840,702)

Weighted average number of shares of
     common stock outstanding
                        Basic          1,160,847       1,219,645
                        Diluted        1,258,881       1,219,645

Net income (loss) per share:
     Basic:   Continuing operations         0.07           (1.45)
              Discontinued operations      (0.37)          (0.06)
              Total Basic                  (0.30)          (1.51)

     Diluted: Continuing operations         0.07           (1.45)
              Discontinued operations      (0.34)          (0.06)
              Total Diluted                (0.27)          (1.51)

          See notes to consolidated financial statements.


                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                            Additional  Retained
                                 Common Stock               Paid in     Earnings
                            Shares          Amount          Capital     (Deficit)

December 31, 1996           1,219,645       $1,220          $8,308,015  ($6,524,376)

Net Loss                      ----          ----                ----     ( 1,840,702)

December 31, 1997           1,219,645        1,220          $8,308,015  ( 8,365,078)

Cancellation of
  Common Stock               (230,769)        (231)                231     (288,460)

Exercise of stock options       1,250            1               1,949        ----

Net Loss                       ----          ----                ----      (344,227)


December 31, 1998             990,126         $990          $8,310,195   ($8,997,765)


                    See notes to consolidated financial statements.


                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                     LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                      Year Ended December 31,
                                                   1998                  1997
OPERATING ACTIVITIES
      Net income (loss)                            $84,379               ($1,773,131)
      Adjustments to reconcile net income (loss)
            to net cash provided by (used in
            continuing operations
            Discontinued operations               (428,606)                  (67,571)
            Depreciation                            57,318                    65,766
            Write-off of goodwill                 --------                 1,750,325
        Loss (gain) on sale of assets                1,793                    (4,831)
            Loss on sale of GRS                    153,205                  --------
      Changes in assets and liabilities,
            net of effects of business sold
            Accounts receivable                    144,758                  (751,056)
            Estimated earnings in
               excess of billings                   27,769                   (97,392)
            Inventories                             63,545                   154,346
            Other current assets                     7,085                     6,311
            Accounts payable                      (303,000)                  662,702
            Unearned revenue                      (158,222)                  194,769
            Accrued expenses and
               other liabilities                    84,316                     3,477

Net cash provided by (used in)
            operating activities
            of continuing operations              (265,660)                  143,715

Net cash provided by (used in)
            discontinued operations                 59,120                   (61,097)

Net cash provided by (used in)
            operating activities                  (206,540)                   82,618

INVESTING ACTIVITIES
      Capital expenditures                         (19,298)                  (35,187)
      Sale of asset                                  2,593                    14,079
      Sale of GRS                                  127,781                 ----------
      Deferred payout on sale of GRS               (37,500)                ----------
      Other assets - net                            15,992                   (62,159)

Net cash provided by (used in)
            investing activities                    89,568                   (83,267)

FINANCING ACTIVITIES:
      Borrowings on line of credit                 185,000                   200,000
      Repayments on line of credit                (271,597)                ----------
      Payments on long-term debt                   (37,408)                  (52,934)
      Exercise of stock options                      1,950                 ----------
      Payments on notes payable to
             directors                                   0                   (61,770)

Net cash provided by (used in)
             financing activities                 (122,055)                   85,296


INCREASE (DECREASE) IN CASH                       (239,027)                   84,647

CASH, beginning of the period                      240,769                   156,617

CASH, end of the period                             $1,742                  $241,264

SUPPLEMENTAL CASH FLOW INFORMATION:


      Interest paid                                $62,608                   $65,708
      Income taxes paid                              3,142                     3,533


Sale of Groundwater Recovery Systems, Inc.

     Non cash (assets) liabilities
      Accounts receivable, net                   ($473,942)                -----------
      Inventory                                   (204,188)                -----------
      Other current assets                         (35,946)                -----------
      Property, plant & equipment                  (33,247)                -----------
      Other assets                                 (10,227)                -----------
      Accounts payable, accrued expenses and
           other current liabilities               388,106                 -----------
      Valuation of canceled stock                  288,460                 -----------
      Forgiveness of Note Payable                  100,000                 -----------
      Deferred payout                             (300,000)                -----------

      Net liabilities assumed                    ($280,984)                -----------

                    See notes to consolidated financial statements.


                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES
                          Two Years Ended December 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

     Leak-X Environmental Corporation ("Leak-X" or the "Company") is engaged in the environmental consulting business which is conducted through its wholly-owned subsidiary, Lexicon Environmental Associates, Inc. ("Lexicon"). Lexicon provides environmental engineering, hydrogeological, and remedial consulting services, as well as construction management services for storage tank related construction and telemonitoring services for ongoing compliance.

     The Company operates primarily in the Northeastern United States in the single industry which offers customers solutions that incorporate environmental consulting and installation and remedial work for storage tanks.

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

Property, Plant and Equipment

     Property, plant and equipment are carried at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets (ranging from 3 to 7 years, and for leasehold improvements, the shorter of the term of the lease or the life of the asset).

Revenue Recognition

     Service revenues are recognized as the services are performed. Such revenues also include the cost of services subcontracted to third parties.

Stock-Based Compensation

     The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued to Employees" and has adopted the disclosure-only option under Statement of Financial Accounting Standards ("SFAS") No. 123, as of December 31, 1995.

Earnings Per Share

     Basic earnings per share are computed on only the weighted average number of common shares actually outstanding during the period, and the Diluted computation considers potential shares issuable upon exercise or conversion of other outstanding instruments where dilution would result.

     Common stock equivalents have not been included in the computations of diluted per share date for the period ended December 31, 1997, as they would be anti-dilutive. However, the incremental shares of 98,034 from the assumed conversion of options is included in the computation of diluted per share date for the period ended December 31, 1998 due to the net income from continuing operations.

Reverse Stock Split

     The Company approved an amendment to effect a one-for-thirteen reverse stock split of all the outstanding shares of the Company's Common Stock on December 30, 1996. The effective date of such split was January 31, 1997. The financial statements have been adjusted retroactively to account for such split.

NOTE 2 - GASERVICE MAINTENANCE CORPORATION

     The Company discontinued the operations of its wholly-owned subsidiary, Gaservice Maintenance Corporation ("Gaservice"), as of March 31, 1995. The Company has liquidated all assets of Gaservice, except for several outstanding receivables (See Note 11 - Litigation). The Company has recorded an additional reserve of $56,890 against these accounts receivable for the year ended December 31, 1998 due to the continuing cost to litigate Gaservice's claims.

     Net assets of discontinued operations consist of accounts receivable of $450,000. Net liabilities of discontinued operations include accounts payable of $346,251 and accrued liabilities of $103,749.

NOTE 3 - SALE OF GROUNDWATER RECOVERY SYSTEMS, INC. ("GRS")

     On September 30, 1998, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with George A. Nolan and James G. Warburton (the "Purchasers") and GRS. Under the Stock Purchase Agreement, the Purchasers acquired all the outstanding stock of GRS, a wholly-owned subsidiary of the Company. GRS manufactures groundwater remediation equipment.

     Pursuant to the Stock Purchase Agreement, the Company received from the
Purchasers: (i) $150,000, which was paid to First Union National Bank ("First Union") to reduce the Company's obligation under the Company's Promissory Note (the "New Note") and Revolving Credit Agreement (the "Credit Agreement") with First Union dated July 9, 1998; (ii) $9,268.55, which was paid to First Union for the balance of the Company's obligation under a promissory note made by GRS to First Union (the "GRS Note"); (iii) certificates representing an aggregate of 230,768 shares of the Company's Common Stock issued in the names of the Purchasers which were canceled; (iv) promissory notes payable to the Purchasers with balances as of September 30, 1998 of $100,000 in the aggregate, which were canceled; and (v) outstanding stock option agreements issued in the names of the Purchasers to acquire 30,000 shares of the Company's common stock, which were canceled.

     In return, the Purchasers received from the Company: (i) all of the outstanding stock of GRS and (ii) a consent executed by First Union indicating
(a) the removal of GRS as a co-borrower under the Company's Loan Documents and (b) the removal of GRS as a borrower under the GRS Note. The Purchasers will also receive a monthly payment of $6,250 each for a period of 24 months which commenced November 1, 1998 representing reduced severance payments under the Purchasers' employment agreements which were terminated in connection with the sale of GRS.

     The operations of GRS have been reclassified to discontinued operations on the consolidated statements of operations for the years ended December 31, 1998 and 1997. The net loss associated with GRS was $188,511 and $67,571 for the years ended December 31, 1998 and 1997, respectively.

     The loss on the sale of GRS consists of the following:

     Net liabilities sold                     $215,335
     Forgiveness of notes payable              100,000
     Cash received                             150,000
     Valuation of canceled stock               288,460
     Line of credit assumed                  ($607,000)
     Post-closing payments                   ($300,000)

    Net loss on sale of GRS                  ($153,205)

NOTE 4 - WRITE-OFF OF GOODWILL

     In December 1997, the Company wrote off the balance of its goodwill which was acquired as a result of the acquisition of GRS in September 1995. The Company performed an evaluation of the operations of GRS, including profitability, cash flow and liquidity analysis. The Company determined that there was an impairment of the intangible asset of goodwill acquired with the acquisition of GRS. As a result, the Company wrote off the goodwill associated with GRS during Fiscal 1997 due to this impairment.

NOTE 5 - LINE OF CREDIT

     On December 29, 1997, the Company signed a Promissory Note (the "Note") extending the Company's Credit Agreement dated June 27, 1996 with First
Union. The Note extended the Company's Credit Agreement to June 30, 1998. On July 9, 1998, the Company signed the New Note extending the Credit Agreement with First Union until December 31, 1998. On August 25, 1998, the Company entered into an agreement with First Union to remove GRS from the obligations of the New Note in consideration of a payment of $150,000 and satisfactory completion of the sale of GRS. In addition, this agreement deleted the tangible net worth covenant of the New Note. On December 16, 1998, First Union extended the New Note until March 31, 1999. On March 26, 1999, First Union extended the New Note for 60 days. The Company also received a commitment letter from First Union to extend the maturity date of the New Note to June 30, 2000. The Credit Agreement under the New Note permits the Company
to borrow up to $750,000.   Borrowings under the Credit Agreement are limited
to 60% of eligible accounts receivable, as defined, and bears interest at the prime rate plus three-quarter (3/4) percent. The eligible accounts receivable, as defined, by the terms of the Credit Agreement were $1,389,893 at December 31, 1998. The calculated borrowing base of 60% of eligible accounts receivable was $833,936, for which the Company has utilized $335,403 of this eligible borrowing base as of December 31, 1998. Borrowings under this facility are also collateralized by a security interest in substantially all of the assets of the Company, require the Company to meet specified ratios, and, among other things, impose restrictions on the payment of subordinated debt, dividends, stock redemptions and the sale of property.

NOTE 6 - LONG-TERM DEBT - Current Portion

     Long-term debt consists of the following:
                                                           December 31,
                                                               1998
     Deferred severance payments to be made pursuant
     to the Stock Purchase Agreement with regards
     to sale of Groundwater Recovery Systems, Inc.           $262,500

                                                             $262,500
          Less: Current Portion                              (150,000)

          Long-Term Debt                                     $112,500

     On September 30, 1998, the Company entered into a Stock Purchase Agreement with George A. Nolan and James G. Warburton and GRS. Under the Stock Purchase Agreement, the Purchasers acquired all the outstanding stock of GRS, a wholly-owned subsidiary of the Company. As part of the Stock Purchase Agreement, the Purchasers will receive a monthly payment of $6,250 each for a period of 24 months commencing November 1, 1998 which represents reduced severance payments under the Purchasers' employment agreements which were terminated in connection with the sale of GRS. The Company made payments of $37,500 during Fiscal 1998.

NOTE 7 - STOCKHOLDERS' EQUITY

     The Company had 2,668,000 Common Stock Purchase Warrants outstanding for a like number of Common Shares originally exercisable at $1.25 per share. These Warrants expired on December 31, 1997. Due to transactions that have occurred since the original issuance date of the Warrants, the exercise price had been recalculated to $0.84 to purchase 1.49 shares of Common Stock to account for anti-dilution effects. The number of outstanding warrants did not change as a result of the 1:13 reverse stock split in January 1997. However, the new exercise price was $10.92 to purchase 0.11 share of Common Stock.

     In January 1997, the Company issued Warrants to purchase up to 30,500 shares of Common Stock at a price of $1.69 per share for a period extending through December 31, 2001 as part of a Financial Advisory Services Agreement between the Company and an investment banking firm.

     In August 1997, the Company reduced the authorized number of shares of Common Stock from 30,000,000 to 5,000,000 and the authorized number of shares of Preferred Stock from 5,000,000 to 500,000.

     On September 30, 1998, the Company entered into a Stock Purchase Agreement with George A. Nolan and James G. Warburton and GRS. Under the Stock Purchase Agreement, the Purchasers acquired all the outstanding stock of GRS, a wholly-owned subsidiary of the Company. As part of the Stock Purchase Agreement, an aggregate of 230,768 shares of the Company's Common Stock issued in the names of the Purchasers were canceled.

Stock Option Plans

     The Company has adopted five stock option plans (the 1988, 1992, 1995, 1996, and 1997 plans), ("the Plans") with an aggregate of 325,961 originally reserved for issuance. The Plans provide for the Board, or a committee thereof, to grant either Incentive Stock Options ("ISO's"), Non-Qualified Stock Options ("NQSO's"), and/or Stock Appreciation Rights (SAR's) (collectively referred to as the "Options") to qualified employees (including officers, directors and advisors) of the Company. The Board of Directors or its Committee will determine the time periods during which options granted under the Plan may be exercised, although in no event shall any option granted under the Plan have an expiration date later than ten (10) years from the date of its grant. ISO's granted to ten percent (10%) stockholders may not have a term of more than five (5) years.

     The option price is determined by the Board of Directors or its Committee but, in the grant of an ISO, in no event may the option price be less than the fair market value. Stockholders of the Company which own (directly or through attribution) more than 10% of the total voting power of all classes of capital stock are subject to the additional restriction that the option price must be equal to at least one hundred ten (110%) percent of the fair market value of the Company's common stock on the date of grant. The Plans (but not options previously granted under the Plans) shall terminate in ten years of the adoption date or sooner, if the Board of Directors of the Company should so deem.

Summary of 1988, 1992, 1995, 1996  and 1997 Stock Option Plans

                                     Options          Options     Outstanding
                                     Available        Number      Price
                                     For grant        Of Shares   Per Share

Outstanding at December 31, 1996       92,480          98,731     $3.90 - $1.63
1997 Plan                             100,000          ------
Canceled                               98,731         (98,731)    $3.90 - $2.4375
Reissued                            (  98,731)         98,731     $1.56
Granted                             (  72,000)         72,000     $1.50 - $1.56

Outstanding at December 31, 1997      120,480         170,731     $1.50 - $1.56
Canceled                               39,865        ( 39,865)    $1.50 - $1.56
Granted                              (100,000)        100,000     $2.375
Exercised                                              (1,250)    $1.56

Outstanding at December 31, 1998       60,345         229,616     $1.50 - $2.375


     At the beginning of Fiscal 1997, the Company had 98,731 incentive stock options out-standing. On May 12, 1997, a total of 30,000 incentive stock options were granted at $1.50 per share to George A. Nolan and James G. Warburton as part of a salary waiver agreement. See Note 12 for additional information.

     On May 22, 1997, the Company canceled 98,731 options with exercise prices ranging from $3.90-$2.4375, including 31,924 options granted to Joyce A. Rizzo and 11,615 options granted to Robert D. Goldman. A total of 98,731 options were regranted at an exercise price of $1.56 per share to eight employees, including 31,924 to Joyce A. Rizzo and 11,615 to Robert D. Goldman. In addition, a total of 42,000 new options were granted at an exercise price of $1.56 per share to thirteen employees, including 10,000 to Joyce A. Rizzo and 5,000 to Robert D. Goldman.

     On February 20, 1998, 20,000 incentive stock options with an exercise price of $2.125 were granted to the Company's two outside board directors. During Fiscal 1998, a total of 39,865 stock options were canceled upon terminati on of employees, including 34,750 incentive stock options which had been to GRS employees. In addition, a total of 80,000 new options were granted at an exercise price of $2.375 per share to eight employees, including 20,000 to Joyce A. Rizzo and 15,000 to Robert D. Goldman.

     In November 1998, a total of 1,250 stock options were exercised at a price of $1.56 per share.

NOTE 8 - ACCOUNTING FOR EMPLOYEE STOCK OPTIONS

     In Fiscal 1997, the Company adopted the disclosure provisions SFAS No. 123, "Accounting for Stock-Based Compensation". For disclosure purposes, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the years ended December 31, 1998 and 1997: annual dividends of $0; expected volatility of 50%; risk-free interest rate of 7% and expected life of five years. The weighted average fair value of stock options granted during the years ended December 31, 1998 and 1997 was $0.02 per share and $0.05 per share, respectively. If the Company had recognized compensation cost for stock options in accordance with SFAS No. 123, the Company's proforma net loss and net loss per share would have been $360,401 and $0.31 per share for the fiscal year ended December 31, 1998 and $1,902,863 and $1.56 per share for the fiscal year ended December 31, 1997. The proforma compensation expenses per the Black Scholes formula for the years ended December 31, 1999, 2000, 2001, and 2002 will be $59,100, $31,003, $30,547, and $24,035, respectively.

NOTE 9 - INCOME TAXES

     The Company accounts for income taxes according to SFAS No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which will be in effect when these differences reverse.

     The net operating loss carry forwards are subject to limitation in any given year in the event of certain events, including significant changes in ownership. The Company has not given recognition to these tax benefits in the accompanying financial statements. At December 31, 1998, the Company had available net operating loss carry forwards of approximately $4,000,000 expiring throughout 2016. The net operating loss carry forwards result in an estimated $1,300,000 deferred tax assets which the Company has taken a valuation reserve against for the same amount due to the lack of established taxable income.

NOTE 10 - RELATED PARTY TRANSACTIONS

     During Fiscal 1998 and 1997, GRS had revenues of approximately $271,349 and $239,929, respectively, from one entity that is primarily owned by the President of GRS. In Fiscal 1998 and Fiscal 1997, GRS also had purchases of $17,796 and $36,536, respectively, from the same entity.

NOTE 11 - OTHER INFORMATION

     The Company has a profit-sharing plan (the "Profit-Sharing Plan") pursuant to Section 401(k) of the Internal Revenue Code. Eligible employees may defer a portion of their total compensation through contributions to the Plan. The Company matches 25% of the first 4% of employee contributions, subject to certain limitations. The Company's contributions under the Profit-Sharing Plan for the year ended December 31, 1998 and 1997 were $10,658 and $13,885, respectively.

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

Customer Concentration

     Major customers of the environmental services segment and the total amount of sales and the percent of total sales are as follows (dollars in thousands):

                                             1998        1997

     Number of major customers                  1           1

     Aggregate sales to major customers     $4,878     $6,820
     Percent of total revenues
       to major customers                      70%         68%

Segment Information

     The Company was engaged in principally two operating segments during Fiscal 1998 and 1997. The two segments were the environmental consulting business and the groundwater remediation business. In September 1998, the Company sold its groundwater remediation business and discontinued such operations. As a result, the Company is effectively operating within one segment of business. The operations of the groundwater remediation business
have been reclassified and disclosed as a discontinued operation.   The net
income (loss) from the environmental consulting business, including corporate overhead, is $84,379 and ($22,806) for the years ended December 31, 1998 and 1997, respectively, and the net loss from the groundwater remediation business is ($188,511) and ($67,571) for the years ended December 31, 1998 and 1997, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Operating Leases

     The Company leases office space under three separate leases expiring through May 31, 2003. Future minimum lease payments are as follows:

               1999                    $107,747
               2000                    $110,824
               2001                    $113,970
               2002                    $  94,129
               2003                    $  39,674

     Rent expense amounted to approximately $138,136 in 1998 and $199,839 in 1997.

Litigation

     The following lawsuit represents claims filed against the Company for which the Company may not be fully covered under the Company's existing insurance policies. This suit represents potential exposure which the Company may be subjected to in the case of an adverse outcome.

     A lawsuit captioned Exxon Corporation, Plaintiff against Gaservice Maintenance Corporation and Leak-X Environmental Corporation, Defendants, Supreme Court of the State of New York, County of Kings, was commenced in October 1995. The plaintiff in this action seeks $135,000 in damages allegedly sustained as a result of breach of contract by Gaservice. The Company believes these allegations are without foundation and is vigorously defending itself against such claims. Another lawsuit captioned Exxon Corporation, Plaintiff against Gaservice Maintenance Corporation and Leak-X Environmental Corporation, Defendants, Supreme Court of the State of New York, County of Queens, was commenced in October 1995. The plaintiff in this action seeks $104,500 in damages allegedly sustained as a result of breach of contract by Gaservice, as well as alleged negligence in retrofitting of tanks which resulted in the escape of vapors. The Company believes these allegations are without foundation and is vigorously defending itself against such claims. The Company's insurance carrier has indicated that the allegations contained in the Queens case regarding alleged vapors falls within the terms and conditions of the Company's general liability policy. The Company has filed counterclaims aggregating approximately $450,000 which allege that (a) Exxon interfered with Gaservice's completion of all the contracts; and (b) Exxon failed to pay for the actual work completed by Gaservice. Gaservice has this $450,000 recorded as accounts receivable. Certain subcontractors on the projects have been joined into the actions or have filed separate claims because Exxon also failed to provide payments which would enable the subcontractors to be paid by Gaservice.

     The following lawsuits are claims which are covered under the Company's insurance policies. Responsibility for the defense of these lawsuits has been assumed by the Company's insurance carriers. The Company believes that the allegations contained in these complaints are erroneous and it has meritorious defenses to the claims and intends, through its insurance carrier, to vigorously oppose the allegations. There can be no assurance, however, that the outcome of these actions will be favorable to the Company, and an unfavorable outcome could have a material adverse effect upon the Company's overall business and financial condition.

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

     Pursuant to two third party complaints served on Gaservice Maintenance Corporation ("Gaservice"), a wholly-owned subsidiary of the Company, in August 1996, Exxon Corporation and Gordon Supply Company brought Gaservice into an action captioned Martino Ricciardi and Mary Ricciardi, Plaintiffs against Gordon's Supply Company, Inc., Cord Meyer Development Company, and Exxon Corporation, Defendants, Supreme Court of the State of New York, County of Queens. The plaintiff in this action seeks $2.1 million in damages for injuries allegedly sustained as a result of materials falling on him while working on an Exxon construction site as an employee of Gaservice.

Employment Agreements

     The Company entered into a five-year employment contract with Joyce A. Rizzo on March 31, 1995 to serve as Chief Executive Officer of the Company and President of Lexicon. Under the agreement, Ms. Rizzo's annual salary was $159,135 until December 31, 1998 and she is entitled to receive minimum annual increases in base salary of three percent (3%) over the preceding year's salary and maximum increases of ten percent (10%) depending on whether the Company attains certain pre-tax income levels. Effective January 1, 1999, Ms. Rizzo's annual salary was increased to $163,909. Under the agreement, Ms. Rizzo is entitled to receive incentive stock options if the Company attains pre-tax income goals, as established by the Board of Directors. Under this contract, Ms. Rizzo received 31,923 stock options at $3.90 in December 1995(former options totaling 31,923 were canceled on December 18, 1995), 10,000 stock options at $1.63 in February 1997 and 20,000 stock options at $2.375 in September 1998. The Company has agreed to provide Ms. Rizzo with an automobile allowance or in lieu thereof, will pay her an equal monthly cash stipend. If Ms. Rizzo's employment is terminated without cause, the agreement provides that she will be entitled to receive her then current compensation for the lesser of two years or the remainder of the term. The agreement provides that Ms. Rizzo will not compete with the Company during the term of the agreement, nor for a period of two years thereafter. In the event of a change in control of the Company which she opposes, Ms. Rizzo may become entitled to up to 2.9 times her then current compensation.

     On September 29, 1995, the Company entered into five year employment agreements with George A. Nolan to serve as President and James G. Warburton to serve as Vice President of GRS. Under the agreements, Messrs. Nolan and Warburton's respective annual salaries were $152,440 until December 31, 1997. Such salary was subject to automatic annual increases commencing January 1, 1997 of between three percent (3%) and ten (10%) dependent upon achievement of net income targets to be established. Effective January 1, 1998, Messrs. Nolan and Warburton's respective annual salaries were increased to $157,013. In connection with the sale of GRS in September 1998, the Company terminated these employment agreements and agreed to make pay a monthly payment of $6,250 each for a period of 24 months which commenced November 1, 1998 representing reduced severance payments under these agreements.

     In connection with the acquisition of GRS, the Company signed two one-year promissory notes (the "1995 Notes") for $125,000 each bearing an interest rate of ten percent (10%) per annum payable to George A. Nolan and James G. Waburton. The principal amount of 1995 Notes was subsequently adjusted in accordance with their terms to a total of $161,770. On September 29, 1996, the Comapny converted the 1995 Notes into long-term debt (the "1996 Notes"). The 1996
Notes matured on March 31, 1998 and required quarterly interest payments at an interest rate of ten percent (10%) per annum. In addition, the 1996 Notes had been subordinated, as to principal, to the Credit Agreement with First Union. The Credit Agreement prohibited payment of principal under the 1996 Notes to the extent that the Company's tangible net worth was less than $100,000.

     On May 12, 1997, the Company entered into two agreements with George A. Nolan and James G. Warburton, former Directors of the Company and Officers of GRS to waive a total of $52,005 each in salary and expense payments for the period January 1, 1997 through September 30, 1997. The agreements required aggregate payments of $61,770 to be made on the 1996 Notes for the same period. Through December 31, 1997, Messrs. Nolan and Warburton waived a total of $95,730 in salary and $7,800 in home office expense reimbursement and received an aggregate amount of $61,770 in payment on the 1996 Notes. Under the agreements, the Company also granted 15,000 incentive stock options each to George Nolan and James Warburton at an exercise price of $1.50 per share with 5,000 additional options each which would be granted upon audit if certain operating profits were met for the fiscal year ended December 31, 1997. Such additional options were not granted since the operating profits were not met.

     On July 1, 1996, the Company entered into thirty-month employment agreements with John S. Gelles and William H. Gelles, Jr. to serve as employees of the Company, each at an monthly salary of $6,250 through December 31, 1996 and $4,167 thereafter through December 31, 1998. New terms for continuation of these agreements could not be reached and these agreements were not renewed. The Company also granted 15,385 incentive stock options each to John and William Gelles to purchase 15,385 shares of Common Stock at an exercise price of $3.445. These options were subsequently canceled and regranted in May 1997 at an exercise price of $1.56 per share.

PRINCIPAL MARKET OR MARKETS

     The Company's Common Stock is traded in the over-the-counter market and is quoted through The OTC Bulletin Board under the symbol, LEAK.

     The following table sets forth the quarterly range of actual high and low closing bid prices of the Company's Common Stock for the two years indicated, as reported by NASDAQ inter-dealer quotations and by the OTC Bulletin Board, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. All stock prices have been adjusted to reflect the Company's 1:13 reverse stock split (January 31, 1997):

Period               High Bid    Low Bid    Period              High Bid   Low Bid
1997 First Quarter   $2.03       $1.50      1998 First Quarter  $2.75      $1.63
1997 Second Quarter  $2.63       $1.50      1998 Second Quarter $2.75      $2.00
1997 Third Quarter   $2.88       $2.00      1998 Third Quarter  $2.88      $2.00
1997 Fourth Quarter  $3.00       $2.25      1998 Fourth Quarter $3.63      $2.50


     The dividend policy of the Company is to retain earnings, if any, to finance operations and to expand the Company's business. Accordingly, it is anticipated that cash dividends will not be paid in the foreseeable future.
As of March 19, 1999, there were 184 holders of record of the Company's Common Stock and approximately 2,400 beneficial owners of its Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

John S. Gelles         Chairman of the Board of Directors
Joyce A. Rizzo         Chief Executive Officer and Director of the Company and
                       Chief Executive Officer of Lexicon Environmental
                       Associates, Inc.
William H. Gelles, Jr. President, Treasurer and Director
Robert D. Goldman      Secretary and Director of the Company and President of
                       Lexicon Environmental Associates, Inc.
Eileen E. Bartoli      Chief Financial Officer
Timothy J. Mayette     Director
Raymond W. Kane        Director

GENERAL COUNSEL
     Morrison & Foerster, LLP, 1290 Avenue of the Americas, New York, NY 10104

AUDITOR
     Radin, Glass & Co., LLP, 360 Lexington Avenue, New York, NY 10017

TRANSFER AGENT/REGISTRAR
     American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005