Form 10KSB, Exhibit 13
period 1999-12-31
LEAK X ENVIRONMENTAL CORPORATION
filed 2000-05-26
CIK 842697

LEAK-X ENVIRONMENTAL CORPORATION
                                  FORM 10-KSB

                                  EXHIBIT 13.1

                       1999 ANNUAL REPORT TO STOCKHOLDERS


To our Stockholders:

     The Company entered Fiscal 2000 with high hopes of stabilized and growing operations and improved earnings, however, those hopes were dashed by actions taken by the Company's bank in March 2000. Since late in 1999, the Company's only operating subsidiary, Lexicon Environmental Associates, Inc. ("Lexicon") had been negotiating with the Company's bank to resolve a default situation on the Company's line of credit. The default situation was a result of a debt that was incurred in Fiscal 1997 and 1998 by Groundwater Recovery Systems, Inc. ("GRS"), a former subsidiary of the Company. When GRS was divested in September 1998, as part of the transaction, $457,000 of the debt incurred by GRS remained with the Company. During the active negotiations with the bank to resolve the default which had resulted from an overadvance on the line, unbeknown to Lexicon, the bank filed a judgement against Lexicon. In order to protect the Company's assets and business against what was an unknown potential circumstance, the Company's only alternative was to file for protection for Lexicon under Chapter 11 Reorganization.

     As part of the Chapter 11 Reorganization process, Lexicon intends to move forward in operating the Company and rebuilding relationships with its clients and vendors. The Company has already reached an agreement with the bank and its creditors on the use of the Company's cash collateral through July 2000. This order enables the Company to use collected receipts for payroll, normal operating expenses, and vendor payments. Since the Company's employees are its principal asset, the Company has been very forthcoming with them concerning the bank negotiations and the filing. Lexicon will continue to place the concerns of its employees and clients at the core of its ongoing operations. In preparation of its plan of reorganization, the Company is pursuing an outside investment to provide debtor-in-possession financing.

     With respect to the year ended December 31, 1999 ("Fiscal 1999"), the net loss from continuing operations was $28,373 or $0.03 per share, as compared to a net income from continuing operations in the year ended December 31, 1998 ("Fiscal 1998") of $84,379 or $0.07 per share. The net loss for Fiscal 1999 was $28,373 or $0.03 per share, as compared to a net loss of $344,227 or $0.35 per share. The net loss in Fiscal 1998 included a $275,401 operating loss from discontinued operations and a $153,205 loss on the sale of discontinued operations.

     Net revenues decreased 49% to $3,557,171 in Fiscal 1999, as compared to $6,915,747 in Fiscal 1998. The Company reported a higher gross margin of 40.7% for Fiscal 1999, as compared to 27.7% for Fiscal 1998. The decrease in sales with the improvement in gross margin in Fiscal 1999 is primarily due to a greater contribution to revenues from higher margin engineering services, as opposed to lower margin, high sales volume construction management services.

     The Company has enhanced its marketing programs into two new niche markets for expert testimony and aboveground storage tank management, two areas where the Company has considerable expertise and where the marketplace continues to grow.

     We thank you, our stockholders, for your continued support as we thank our many loyal employees for their hard work and diligent efforts. We are continuing our "business as usual" with a positive attitude and intent on success.

Very truly yours,

Joyce A. Rizzo
Chief Executive Officer


_______________________________

ABOUT THE COMPANY

     Leak-X Environmental Corporation ("Leak-X" or the "Company") is engaged in the consulting business within the environmental industry.
The Company's environmental consulting business is conducted through its wholly-owned subsidiary, Lexicon Environmental Associates, Inc. ("Lexicon"). Lexicon provides environmental engineering, hydrogeological and remedial consulting services, as well as construction management services for storage tank related construction.

     The Company offers a full spectrum of environmental engineering, hydrogeological and remedial services which include: environmental assessments for property transfers; design, installation and operation of ground water remediation systems; and underground storage tank ("UST") testing, assessment, abandonment, remediation and installation. The Company's environmental consulting services are provided primarily in the Northeastern and Mid-Atlantic United States, however, many projects are conducted nationally.

    In addition to engineering and scientific evaluations, the Company's environmental consulting business also provides construction management services to oversee general contractors performing storage tank closures, upgrades, and installations. To conduct geological and hydrogeological assessments, the Company provide field management of drilling contractors. Analytical services are provided through various contract laboratories. Lexicon also provides expert witness services to law firms on storage tank matters.

____________________________


FINANCIAL REVIEW:  DECEMBER 31, 1999

Liquidity and Capital Resources

     The Company experienced a net increase of cash from operating activities of continuing operations for the year ended December 31, 1999 ("Fiscal 1999") of $68,425, as compared to a net decrease of cash from operating activities of continuing operations in the year ended December 31, 1998 ("Fiscal 1998") of $265,660. The Company had a net loss from continuing operations of $28,373 in Fiscal 1999 as compared to net income from continuing operations of $84,379 in Fiscal 1998. Discontinued operations resulted in a net loss of $428,606 in Fiscal 1998. The net loss of $428,606 from discontinued operations in Fiscal 1998 includes a $275,401 operating loss and a $153,205 loss on the sale of discontinued operations. There was a decrease in accounts receivable and accounts payable of $882,633 and $838,524, respectively in Fiscal 1999, as compared to a decrease of $144,758 and $303,000, respectively, in Fiscal 1998. These changes in accounts receivable and accounts payable are primarily due to the decrease in sales volume and its related costs beginning in Fiscal 1998 and continuing through Fiscal 1999 as the volume of construction management services decreased. The net cash used by discontinued operations was $33,575 in Fiscal 1999 and net cash provided by discontinued operations was $59,120 in Fiscal 1998.

     Investing activities used $143,133 of cash in Fiscal 1999 as compared to providing $89,568 of cash in Fiscal 1998. The Company sold assets resulting in $2,593 of cash during Fiscal 1998. The Company had capital expenditures of $11,883 and $19,298 in Fiscal 1999 and Fiscal 1998, respectively, primarily for computers and field equipment. The Company received net cash of $127,781 from the sale of one of its subsidiary companies, Groundwater Recovery Systems, Inc. ("GRS") in September 1998 and subsequently paid out $131,250 and $37,500 during Fiscal 1999 and Fiscal 1998, respectively, under the terms of the same transaction. The Company provided $15,992 of cash from a decrease in other assets in Fiscal 1998.

     Financing activities provided $106,719 of cash in Fiscal
1999 as compared to utilizing $122,055 of cash in Fiscal 1998 primarily due to $271,597 in repayments on the Company line of credit in Fiscal 1998. The Company had borrowings of $106,719 and $185,000 in Fiscal 1999 and Fiscal 1998, respectively. The Company paid down $37,408 of long-term debt during Fiscal 1998. The exercise of stock options in Fiscal 1998 resulted in cash of $1,950.

     The Company's working capital decreased to ($776,697) at December 31, 1999, as compared to ($662,720) at December 31, 1998. This change was primarily due to the increase of the Company's line of credit during Fiscal 1999. The Company utilized working capital to manage accounts payable, make required debt payments and to fund ongoing operations.

     Backlog at December 31, 1999 of $950,000 was lower than the level at December 31, 1998 of $2,600,000. The Company had several contracts with Bell Atlantic to provide construction management, engineering, analytical and soil disposal services for Bell Atlantic's storage tank management program at its New York City, Long Island and New England facilities. A portion of the construction management contract is provided by subcontractors under contract to the Company. The construction management agreements represent $1,000,000 of the December 31, 1998 backlog. The backlog at the end of Fiscal 1999 is lower primarily due to the completion of these and other construction management programs. Much of the Company's backlog is subject to termination at will and rescheduling without significant penalty. The Company believes that substantially all of the current backlog will be completed during 1999, however, no assurance of this can be given.

     As disclosed in previously filed Form 8-Ks, the Company is in default of its Loan Agreement with its lender, First Union National Bank
("First Union") due to an overadvance position of approximately $101,000 at January 31, 2000. The Company tried to negotiate with First Union to repay the outstanding balance and secure alternative financing.
During these negotiations, First Union filed a judgement against the Company for approximately $454,000, including interest and legal fees.
On May 2, 2000, the Company's sole operating subsidiary, Lexicon filed a voluntary petition for Chapter 11 Reorganization
in the United States Bankruptcy Court of the Southern District in New
York in response to this judgement.   Lexicon is continuing to
operate its business as a Debtor-In-Possession pursuant to the applicable provisions of the Bankruptcy Code. On May 12, 2000, Lexicon received temporary approval during its cash collateral hearing to use its collections to continue to operate in accordance with its court-approved budget. A final cash collateral hearing is scheduled for May 25, 2000. Based on improved sales since January 31, 2000, the Company has reduced the overadvance position to only $21,000.

     On September 30, 1998, the Company entered into a Stock
Purchase Agreement (the "Stock Purchase Agreement") with George A. Nolan and James G. Warburton (the "Purchasers") and GRS. Under the Stock Purchase Agreement, the Purchasers acquired all the outstanding stock of GRS, a wholly-owned subsidiary of the Company. GRS manufactures groundwater remediation equipment.

     Pursuant to the Stock Purchase Agreement, the Company received from the Purchasers: (i) $150,000 which was paid to First Union to reduce the Company's obligation under the Company's New Note with First Union dated July 9, 1998, (ii) $9,268.55 which was paid to First Union for the balance of the Company's obligation under a promissory note made by GRS to First Union (the "GRS Note"), (iii) certificates representing an aggregate of 230,768 shares of the Company's Common Stock issued in the names of the Purchasers which were canceled,
(iv) promissory notes payable to the Purchasers with balances as of September 30, 1998 of $100,000 in the aggregate which were canceled and
(v) outstanding stock option agreements issued in the names of the Purchasers to acquire 30,000 shares of the Company's common stock which were canceled.

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

     The Company has upgraded its internal computerized information systems to ensure that it is able to process information that may be date sensitive and to be Y2K compliant. No related software or hardware costs are expected. A contingency plan is being formulated to address unavoidable Y2K risks with customers, vendors and other third parties.

     Management has maintained control of overhead expenses and operating margins. However, there is no assurance that the cost controlling measures will be sufficient to permit the Company to meet its financial obligations while providing capital for ongoing operations.

     The Company deems its present facilities and equipment adequate for its immediate needs and it has no material commitments for capital expenditures. The Company does not believes its present liquidity and cash flow are adequate for its current needs. The Company is currently trying to secure alternative financing arrangements. There can be no assurance, however, that additional financing, whether from debt or equity, will be available to the Company when needed on commercially reasonable terms, or at all.

     The Company's management believes that inflation has not had a significant impact on its business during the past three years.

     The statements contained herein include forward looking statements that involve a number of risks and uncertainties. In addition to the facts discussed, among the other factors that could cause actual results to differ materially are the following: the ability of the Company to obtain alternative financing, business conditions and growth in the industry and general economy; competitive factors, such as rival designs and prices; changes in sales mix; and the risk factors listed from time to time in the Company's SEC reports.

Results of Operations 1999 vs. 1998

     The Company reported a net loss from continuing operations in Fiscal 1999 of $28,373, ($0.02) per share, as compared to net income from continuing operations in Fiscal 1998 of $84,379, or $0.07 per share. This change in earnings is primarily due to a 47% decrease in sales at the Company's environmental consulting business. The net loss in Fiscal 1999 was $28,373 as compared to a net loss of $344,227 in Fiscal 1998. The net loss in Fiscal 1998 included a $275,401 operating loss from discontinued operations and a $153,205 loss on the sale of discontinued operations, all incurred by the divested GRS company.

     Net revenues decreased 47% to $3,667,171 in Fiscal 1999 as compared to $6,915,747 in Fiscal 1998. The decrease in sales is primarily attributable to the decline in the volume of construction management services during Fiscal 1999.

     The Company reported a higher gross margin of 41% for Fiscal 1999 as compared to 28% for Fiscal 1998. This improvement of gross margin in Fiscal 1999 is primarily due to a greater contribution of revenues from higher margin engineering services, as opposed to lower margin construction management services.

     Selling, general and administrative expenses decreased $337,611 or 18.5%, in Fiscal 1999 as compared to Fiscal 1998. This decrease is primarily due to actions taken to reduce the Company's corporate overhead costs.
The Company's focus is to minimize corporate overhead expenses in order to preserve working capital for its operating subsidiary. In addition, the Company initiated some cost-cutting and cash saving initiatives during August 1999 at its operating subsidiary to further reduce overhead expenses to compensate for the lower sales volume. These actions included personnel layoffs, reduction of marketing expenses, and the deferral of $26,295 in officer salaries.

     Interest expense of $31,002 was higher in Fiscal 1999 as compared to $18,528 in Fiscal 1998 due to higher debt levels at the Company as a result of the sale of GRS. Other expense in Fiscal 1999 was $1,709 in Fiscal 1999, as compared to $9,552 in Fiscal 1998 due to lower interest income earned on smaller cash balances in Fiscal 1999. Income tax expense of $7,559 in Fiscal 1999 was higher than income tax expense of $3,142 in Fiscal 1998 due to higher income taxes paid in Fiscal 1999 as a result of higher Fiscal 1998 income.


                       CONSOLIDATED BALANCE SHEET
            LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                        December 31,
                                                            1999
ASSETS:
CURRENT ASSETS
   Cash and cash equivalents                            $  15,056
   Accounts receivable, net                               610,350
   Estimated earnings in excess of billings                 5,703
   Other current assets                                    28,508
   Net assets of discontinued operations                  450,000
        TOTAL CURRENT ASSETS                            1,109,617

PROPERTY AND EQUIPMENT, NET                                55,475

OTHER ASSETS                                                6,269

        TOTAL ASSETS                                   $1,171,361


LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES
   Accounts payable and accrued expenses               $ 833,107
   Unearned revenue                                       48,532
   Line of credit                                        457,000
   Current portion of long term debt                     131,250
   Net liabilities of discontinued operations            416,425
        TOTAL CURRENT LIABILITIES                     $1,886,314

LONG-TERM DEBT

STOCKHOLDERS' EQUITY
    Common stock $.001 par value:
    5,000,000 shares authorized, 990,126
    issued and outstanding                                   990
    Additional paid-in capital                         8,310,195
    Accumulated deficit                               (9,026,138)
        TOTAL STOCKHOLDERS' EQUITY                      (714,953)

     TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                         $1,171,361

            See notes to consolidated financial statements


                    CONSOLIDATED STATEMENTS OF OPERATIONS
              LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                         Year Ended December 31,
                                                            1999          1998
Revenues                                                 $3,667,171    $6,915,747
Cost of revenues                                          2,174,557     4,997,503
Gross profit                                              1,492,614     1,918,244

 Selling, general and
   administrative expenses                                1,484,135     1,821,747

Operating income (loss)                                       8,479        96,497

Interest expense                                             31,002        18,528
Other income                                                 (1,709)       (9,552)
One-time write-off of goodwill                               ------        ------

Net income (loss) before taxes and
         discontinued operations                            (20,814)       87,521

Income tax expense                                             7,559        3,142

Net income (loss) before discontinued operations             (28,373)      84,379

Discontinued Operations:
         Operating Loss                                       ------     (275,401)
         Loss on Sale of Discontinued Operations              ------     (153,205)
                                                                   0     (428,606)

Net Loss                                                   $ (28,373)  $ (344,227)

Weighted average number of shares of common
         stock outstanding  Basic                            990,126     1,160,847
                            Diluted                          990,126     1,258,881

Net income (loss) per share:
         Basic:   Continuing operations                        (0.02)         0.07
                  Discontinued operations                       0.00         (0.37)
                  Total Basic                                  (0.02)        (0.30)

       Diluted:   Continuing operations                        (0.03)         0.07
                  Discontinued operations                       0.00         (0.34)
                  Total Diluted                                (0.03)        (0.27)

            See notes to consolidated financial statements.


                     CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES


                                                         Additional  Retained
                               Common Stock              Paid in     Earnings
                                Shares     Amount        Capital     (Deficit)
December 31, 1997              1,219,645   1,220         8,308,015   (8,365,078)

Cancellation of Common Stock    (230,769)   (231)              231     (288,460)

Exercise of stock options          1,250       1             1,949      -------

Net Loss                           -----    -----          -------     (344,227)

______________________________

December 31,1998                 990,126     990         8,310,195   (8,997,765)

Net Loss                           -----   ------          -------      (28,373)

December 31, 1999                990,126     990         8,310,195   (9,026,138)


                  See notes to consolidated financial statements.


                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                 LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES


                                                                   Year Ended December 31,
                                                                   1999         1998
OPERATING ACTIVITIES
      Net income (loss)                                            ($ 28,373)    $ 84,379
      Adjustments to reconcile net income (loss)
         to net cash provided by (used in continuing operations
         Discontinued operations                                    -------      (428,606)
         Depreciation                                                 38,779       57,318
         Loss (gain) on sale of assets                              -------         1,793
         Loss on sale of GRS                                        -------       153,205
      Changes in assets and liabilities, net of effects
         of business sold
         Accounts receivable                                         882,633      144,758
         Estimated earnings in excess of billings                     84,276       27,769
         Inventories                                                 -------       63,545
         Other current assets                                         56,915        7,085
         Accounts payable                                           (838,524)    (303,000)
         Unearned revenue                                            (75,457)    (158,222)
         Accrued expenses and other liabilities                      (51,824)      84,316

Net cash provided by (used in) operating activities
      of continuing operations                                        68,425     (265,660)

Net cash provided by (used in) discontinued operations               (33,575)      59,120

Net cash provided by (used in) operating activities                   34,850     (206,540)

INVESTING ACTIVITIES
      Capital expenditures                                           (11,883)     (19,298)
      Sale of asset                                                   ------        2,593
      Sale of GRS                                                     ------      127,781
      Deferred payout on sale of GRS                                (131,250)     (37,500)
      Other assets - net                                              ------       15,992

Net cash provided by (used in) investing activities                 (143,133)      89,568

FINANCING ACTIVITIES:
      Borrowings on line of credit                                   121,597      185,000
      Repayments on line of credit                                    ------     (271,597)
      Payments on long-term debt                                      ------      (37,408)
      Exercise of stock options                                       ------        1,950
      Payments on notes payable to directors                          ------            0

Net cash provided by (used in) financing activities                  121,597     (122,055)


DECREASE IN CASH                                                      13,314     (239,027)

CASH, beginning of the period                                          1,742      240,769

CASH, end of the period                                             $ 15,056     $  1,742


                    See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                 LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES

                                                                 Year Ended December 31,
                                                                     1999        1998
SUPPLEMENTAL CASH FLOW INFORMATION:

        Interest paid                                              $ 28,790      $ 62,608
        Income taxes paid                                             9,550         3,142


Sale of Groundwater Recovery Systems, Inc.

    Non cash (assets) liabilities
        Accounts receivable, net                                     ------     ($473,942)
        Inventory                                                    ------      (204,188)
        Other current assets                                         ------       (35,946)
        Property, plant & equipment                                  ------       (33,247)
        Other assets                                                 ------       (10,227)
        Accounts payable, accrued expenses and
           other current liabilities                                 ------       388,106
        Valuation of canceled stock                                  ------       288,460
        Forgiveness of Note Payable                                  ------       100,000
        Deferred payout                                              ------      (300,000)

   Net liabilities assumed                                               $0     ($2


                See notes to consolidated financial statements.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  LEAK-X ENVIRONMENTAL CORPORATION AND SUBSIDIARIES
                         Two Years Ended December 31, 1999


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

     Common stock equivalents have not been included in the computations of diluted per share date for the period ended December 31, 1999 as they would be anti-dilutive. However, the incremental shares of 98,034 from the assumed conversion of options is included in the computation of diluted per share date for the period ended December 31, 1998 due to the net income from continuing operations.

NOTE 2 - GASERVICE MAINTENANCE CORPORATION

     The Company discontinued the operations of its wholly-owned subsidiary, Gaservice Maintenance Corporation ("Gaservice"), as of March 31, 1995. The Company has liquidated all assets of Gaservice, except for several outstanding receivables (See Note 11 - Litigation). The Company recorded an additional reserve of $56,890 against these accounts receivable for the year ended December 31, 1998 due to the continuing cost to litigate Gaservice's claims.

     Net assets of discontinued operations consist of accounts receivable of $450,000. Net liabilities of discontinued operations include accounts payable of $346,314 and accrued liabilities of $70,111.

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

     Pursuant to the Stock Purchase Agreement, the Company received from the
Purchasers: (i) $150,000 which was paid to First Union National Bank ("First Union") to reduce the Company's obligation under the Company's Promissory Note (the "New Note") and Revolving Credit Agreement (the "Credit Agreement") with First Union dated July 9, 1998, (ii) $9,268.55 which was paid to First
Union for the balance of the Company's obligation under a promissory note made by GRS to First Union (the "GRS Note"), (iii) certificates representing an aggregate of 230,768 shares of the Company's Common Stock issued in the names of the Purchasers which were canceled, (iv) promissory notes payable to the Purchasers with balances as of September 30, 1998 of $100,000 in the aggregate which were canceled and (v) outstanding stock option agreements issued in the names of the Purchasers to acquire 30,000 shares of the Company's common stock which were canceled.

     In return, the Purchasers received from the Company: (i) all of the outstanding stock of GRS and (ii) a consent executed by First Union indicating (a) the removal of GRS as a co-borrower under the Company's Loan Documents and (b) the removal of GRS as a borrower under the GRS Note.
The Purchasers will also receive a monthly payment of $6,250 each for a period of 24 months which commenced November 1, 1998 representing reduced severance payments under the Purchasers'employment agreements which were terminated in connection with the sale of GRS.

     The operations of GRS have been reclassified to discontinued operations on the consolidated statements of operations for the year ended December 31, 1998. The net loss associated with GRS was $188,511 for the year ended December 31, 1998.

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


NOTE 5 - LINE OF CREDIT

     On May 10, 1999, the Company signed a Loan Agreement (the "Agreement") with First Union National Bank ("First Union"). The Agreement was due to expire on June 30, 2000. Borrowings under the Loan Agreement are limited to 75% (increased to 80% as of 12/31/99) of eligible accounts receivable, as defined, and bears interest at the prime rate plus three-quarter (3/4) percent. The eligible accounts receivable, as defined, by the terms of the Credit
Agreement were $586,903 at December 31, 1999. The calculated borrowing base of 80% of eligible accounts receivable was $469,522, for which the Company has utilized $446,507 of this eligible borrowing base as of December 31, 1999. Borrowings under this facility are also collateralized by a security interest in substantially all of the assets of the Company, require the Company to meet specified ratios, and, among other things, impose restrictions on the payment of subordinated debt, dividends, stock redemptions and the sale of property.

     On February 23, 2000, the Company determined that its borrowings under the Loan Agreement exceeded the permissible amount by approximately $101,000 base on the eligible accounts receivable as of January 31, 2000. The Company was unable to repay the overadvance at this time. However, the Bank indicated that it would allow the overadvance position, but it expected the Company to obtain alternative financing as soon as possible. During this period, the Company and First Union continued to negotiate.
On March 16, 2000, the Company received formal notice from First Union that the overadvance constitfault under the loan Agreement and that all amounts due under the Agreement, approximately $434,000 were due and payable immediately. On April 28, 2000, the Company was notified of a judgement which was filed against Lexicon and Leak-X, as guarantor, for a total of approximately, $454,000, including interest and legal fees pursuant to the Agreement. The Company's sole operating subsidiary, Lexicon, filed a voluntary petition for Chapter 11 Reorganization on May 2, 2000.

NOTE 6 - LONG-TERM DEBT - Current Portion

     Long-term debt consists of the following:
                                                         December 31,
                                                             1999

     Deferred severance payments to be made pursuant
     to the Stock Purchase Agreement with regards
     to sale of Groundwater Recovery Systems, Inc.         $131,250

                                                           $131,250
     Less: Current Portion                                 (131,250)
     Long-Term Debt                                        $      0

     On September 30, 1998, the Company entered into a Stock Purchase Agreement with George A. Nolan and James G. Warburton and GRS. Under the Stock Purchase Agreement, the Purchasers acquired all the outstanding stock of GRS, a wholly-owned subsidiary of the Company. As part of the Stock Purchase Agreement, the Purchasers will receive a monthly payment of $6,250 each for a period of 24 months commencing November 1, 1998 which represents reduced severance payments under the Purchasers' employment agreements which were
terminated in connection with the sale of GRS.   The Company made payments
of $ 131,250 and $37,500 during Fiscal 1999 and Fiscal 1998, respectively.

NOTE 7 - STOCKHOLDERS' EQUITY

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

Summary of 1988, 1992, 1995, 1996  and 1997 Stock Option Plans

                                          Options         Options Outstanding
                                          Available         Number       Price
                                          For grant         of Shares    Per Share
Outstanding at December 31, 1997          120,480           170,731      $1.50-$1.56
Canceled                                   39,865           (39,865)     $1.50-$1.56
Granted                                  (100,000)          100,000      $2.375
Exercised                                                    (1,250)     $1.56

Outstanding at December 31, 1998           60,345           229,616      $1.50-$2.375
Canceled                                   43,462           (43,462)     $1.56-$2.375

Outstanding at December 31, 1999          103,807           186,154      $1.50-$2.375

     At the beginning of Fiscal 1998, the Company had 170,731 incentive stock options outstanding. On February 20, 1998, 20,000 incentive stock options with an exercise price of $2.125 were granted to the Company's two outside board directors. During Fiscal 1998, a total of 39,865 stock options were canceled upon termination of employees, including 34,750 incentive stock options which had been to GRS employees. In addition, a total of 80,000 new options were granted at an exercise price of $2.375 per share to eight employees, including 20,000 to Joyce A. Rizzo and 15,000 to Robert D. Goldman. In November 1998, a total of 1,250 stock options were exercised at a price of $1.56 per share.

     During Fiscal 1999, a total of 43,462 stock options were canceled upon termination of employees.

NOTE 8 - ACCOUNTING FOR EMPLOYEE STOCK OPTIONS (NOT UPDATED)

     In Fiscal 1997, the Company adopted the disclosure provisions SFAS No. 123, "Accounting for Stock-Based Compensation". For disclosure purposes, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the years ended
December 31, 1999 and 1998: annual dividends of $0; expected volatility of 50%; risk-free interest rate of 7% and expected life of five years.
The weighted average fair value of stock options granted during the years ended December 31, 1999 and 1998 was $0.06 per share and $0.02 per share, respectively. If the Company had recognized compensation cost for stock options in accordance with SFAS No. 123, the Company's proforma net loss and net loss per share would have been $84,196 and $0.09 per share for the fiscal year ended December 31, 1999 and $360,401 and $0.31 per share for the fiscal year ended December 31, 1998. The proforma compensation expenses per the Black Scholes formula for the years ended December 31, 2000, 2001, and 2002 will be $27,816, $27,702, and $21,782, respectively.

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

     The net operating loss carry forwards are subject to limitation in any given year in the event of certain events, including significant changes in ownership. The Company has not given recognition to these tax benefits in the accompanying financial statements. At December 31, 1999, the Company had available net operating loss carry forwards of approximately
$4,000,000 expiring throughout 2017. The net operating loss carry forwards result in an estimated $1,300,000 deferred tax assets which the Company has taken a valuation reserve against for the same amount due to the lack of established taxable income.

NOTE 10 - RELATED PARTY TRANSACTIONS

     During Fiscal 1998, GRS had revenues of approximately
$271,349 from one entity that is primarily owned by the President of GRS. In Fiscal 1998, GRS also had purchases of $17,796 from the same entity.

NOTE 11 - OTHER INFORMATION

     The Company has a profit-sharing plan (the "Profit-Sharing Plan") pursuant to Section 401(k) of the Internal Revenue Code.
Eligible employees may defer a portion of their total compensation through contributions to the Plan. The Company matches 25% of the first 4% of employee contributions, subject to certain limitations. The Company's contributions under the Profit-Sharing Plan for the year ended December 31, 1999 and 1998 were $11,477 and $10,658, respectively.

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

Customer Concentration

     Major customers of the environmental services segment, and the total amount of sales and the percent of total sales are as follows (dollars in thousands):

                                                1999                 1998
       Number of major customers                  1                   1

       Aggregate sales to major customers       $1,860               $4,878

       Percent of total revenues
         to major customers                      52%                   70%


Segment Information

     Currently, the Company is only engaged in the environmental consulting business. In Fiscal 1998, the Company was engaged in two operating segments. The two segments were the environmental consulting business and the groundwater remediation business. In September 1998, the Company sold its groundwater remediation business and discontinued such operations. The operations of the groundwater remediation business have been reclassified and disclosed as a
discontinued operation.   The net income from the environmental
consulting business, including corporate overhead, is $84,379 for the year ended December 31, 1999 and the net loss from the groundwater remediation business is $188,511 for the year ended December 31, 1998.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Operating Leases

     The Company leases office space under three separate leases expiring through May 31, 2003. Future minimum lease payments are as follows:

                       2000           $110,824
                       2001           $113,970
                       2002           $ 94,129
                       2003           $ 39,674

     Rent expense amounted to approximately $107,831 in 1999 and $138,136 in 1998.

Litigation

     The following lawsuit represents claims filed against the Company for which the Company may not be fully covered under the Company's existing insurance policies. This suit represents potential exposure which the Company may be subjected to in the case of an adverse outcome.

     A lawsuit captioned Exxon Corporation, Plaintiff against Gaservice Maintenance Corporation and Leak-X Environmental Corporation, Defendants, Supreme Court of the State of New York, County of Kings, was commenced in October 1995. The plaintiff in this action seeks $135,000 in damages allegedly sustained as a result of breach of contract by Gaservice.
The Company believes these allegations are without foundation and is vigorously defending itself against such claims. Another lawsuit captioned Exxon Corporation, Plaintiff against Gaservice Maintenance Corporation and Leak-X Environmental Corporation, Defendants, Supreme Court of the
State of New York, County of Queens, was commenced in October 1995.
The plaintiff in this action seeks $104,500 in damages allegedly sustained as a result of breach of contract by Gaservice, as well as alleged negligence in retrofitting of tanks which resulted in the escape of vapors. The Company believes these allegations are without foundation and is vigorously defending itself against such claims. The Company's nsurance carrier has indicated that the allegations contained in the Queens case regarding alleged vapors falls within the terms and conditions of the Company's general liability policy. The Company has filed counterclaims aggregating approximately $450,000 which allege that (a) Exxon interfered with Gaservice's completion of all the contracts; and
(b) Exxon failed to pay for the actual work completed by Gaservice.
Gaservice has this $450,000 recorded as accounts receivable. Certain subcontractors on the projects have been joined into the actions or have filed separate claims because Exxon also failed to provide payments which would enable the subcontractors to be paid by Gaservice. In July 1999, the Court ruled that Exxon is responsible for payments to the Gaservice subcontractors and that Leak-X is no longer a defendant in the suit.

     The following lawsuit is a claim which is covered under the Company's insurance policies. Responsibility for the defense of these lawsuits has been assumed by the Company's insurance carriers. The Company believes that the allegations contained in these complaints are erroneous and it has meritorious defenses to the claims and intends, through its insurance carrier, to vigorously oppose the allegations. There can be no assurance, however, that the outcome of these actions will be favorable to the Company, and an unfavorable outcome could have a material adverse effect upon the Company's overall business and financial condition.

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

Employment Agreements

     The Company entered into a five-year employment contract with Joyce A. Rizzo on March 31, 1995 to serve as Chief Executive Officer of the Company and President of Lexicon. Under the agreement, Ms. Rizzo's annual salary was $163,909 until December 31, 1999 and she is entitled to receive minimum annual increases in base salary of three percent (3%) over the preceding year's salary and maximum increases of ten percent (10%) depending on whether the Company attains certain pre-tax income levels. During Fiscal 1999, Ms. Rizzo deferred $6,829 of her salary. Effective January 1, 2000, Ms. Rizzo's annual salary was increased to $168,826. Under the agreement, Ms. Rizzo is entitled to receive incentive stock options if the Company attains pre-tax income goals, as established by the Board of Directors. Under this contract, Ms. Rizzo received 41,924 stock options at $1.56 in May 1997 (former options totaling 41,924 were canceled on May 22, 1998) and 20,000 stock options at $2.375 in September 1998. The Company has agreed to provide Ms. Rizzo with an automobile allowance or in lieu thereof, will pay her an equal monthly cash stipend. If Ms. Rizzo's employment is terminated without cause, the agreement provides that she will be entitled to receive her then current compensation for the lesser of two years or the remainder of the term. The agreement provides that Ms. Rizzo will not compete with the Company during the term of the agreement, nor for a period of two years thereafter. In the event of a change in control of the Company which she opposes, Ms. Rizzo may become entitled to up to 2.9 times her then current compensation.

     On September 29, 1995, the Company entered into five year employment agreements with George A. Nolan to serve as President and James G. Warburton to serve as Vice President of GRS. Effective January 1, 1998, Messrs. Nolan and Warburton's respective annual salaries were $157,013. In connection with the sale of GRS in September 1998, the Company terminated these employment agreements and agreed to make pay a monthly payment of $6,250 each for a period of 24 months which commenced November 1, 1998 representing reduced severance payments under these agreements.

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

Period               High Bid   Low Bid      Period               High Bid   Low Bid

1998 First Quarter   $2.75       $1.63       1999 First Quarter   $3.125     $1.75

1998  Second Quarter $2.75       $2.00       1999  Second Quarter $2.00      $0.6875

1998 Third Quarter   $2.88       $2.00       1999 Third Quarter   $0.6875    $0.375

1998 Fourth Quarter  $3.63       $2.50       1999 Fourth Quarter  $0.8125    $0.375


     The dividend policy of the Company is to retain earnings, if any, to finance operations and to expand the Company's business. Accordingly, it is anticipated that cash dividends will not be paid in the foreseeable future. As of March 31, 2000, there were 186 holders of record of the Company's Common Stock and approximately $2,400 beneficial owners of its Common Stock.


DIRECTORS AND EXECUTIVE OFFICERS

   Joyce A. Rizzo     Chairman of the Board of Directors, Chief
                      Executive Officer of the Company and
                      Chief Executive Officer of Lexicon Environmental
                      Associates, Inc.
   Robert D. Goldman  Secretary and Director of the Company and
                      President of Lexicon Environmental Associates, Inc.
   Eileen E. Bartoli  Chief Financial Officer
   Timothy J. Mayette Director

GENERAL COUNSEL
  Morrison & Foerster, LLP, 1290 Avenue of the Americas, New York, NY 10104

AUDITOR
  Radin, Glass & Co., LLP, 360 Lexington Avenue, New York, NY 10017

TRANSFER AGENT/REGISTRAR
  American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005

